EXHIBIT 99.1

ANNUAL INFORMATION FORM

March 30, 2020

 As amended and restated on April 23, 2020

MAG Silver Corp.

Suite 770 – 800 West Pender Street

Vancouver, BC, Canada V6C 2V6

An copy of this Annual Information Form for the

year ended December 31, 2019 may be obtained upon request

from MAG Silver Corp. at the above

address or from the company’s web site:

www.magsilver.com

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Table of Contents

INTRODUCTORY NOTES	3
Date of Information	3
Cautionary Statement on Forward-Looking Information	3
Currency and Exchange Rates	3
Metric Equivalents	7
Financial Data in this AIF	7
Defined Terms	7
Cautionary Statement Regarding Non-IFRS Measures	7
CORPORATE STRUCTURE	7
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Three Year History	10
DESCRIPTION OF THE BUSINESS	16
General	16
Principal Markets	16
Adjacent Property Disclosure	17
Cautionary Note to Investors Concerning Estimates of Mineral Resources	17
Technical Information	17
Passive Foreign Investment Company	17
Employees	18
Competitive Conditions	18
Economic Dependence	18
CARRYING ON BUSINESS IN MEXICO	23
RISK FACTORS	27
MINERAL PROJECTS	27
DIVIDENDS	68
DESCRIPTION OF CAPITAL STRUCTURE	68
Common Shares	69
Shareholder Rights Plan	69
MARKET FOR SECURITIES	69
Trading Price and Volume	69
Prior Sales	70
DIRECTORS AND OFFICERS	72
Name, Occupation and Security Holding as at March 27, 2020	72
Cease trade orders, bankruptcies, penalties or sanctions	75
Conflicts of Interest	75
Audit Committee	76
Compensation Committee	78
Corporate Governance and Nomination Committee	79
Disclosure Committee	79
Health, Safety, Environmental, Community Committee	79
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	79
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	80
TRANSFER AGENTS AND REGISTRARS	81
MATERIAL CONTRACTS	81
INTERESTS OF EXPERTS	81
ADDITIONAL INFORMATION	82
Schedule “A”	83
Schedule “B”	89

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INTRODUCTORY NOTES

In this Annual Information Form (“AIF”), unless the context otherwise dictates, “we”, “MAG”, “MAG Silver” or the “Company” refers to MAG Silver Corp. and its subsidiaries.

Date of Information

All information in this AIF is as of December 31, 2019 unless otherwise indicated.

Documents Incorporated By Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with this AIF. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated), Zacatecas State, Mexico	October 21, 2017 (Amended January 19, 2018)	January 19, 2018	Amended and Restated Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

Cautionary Statement on Forward-Looking Information

This AIF and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. Such forward-looking statements and information include, but are not limited to:

•	the future price of silver, gold, lead, zinc and copper;
•	the estimation of Mineral Resources;
•	preliminary economic estimates relating to the Juanicipio Project (as defined herein);
•	estimates of the time and amount of future silver, gold, lead, zinc and copper production for specific operations;
•	estimated future exploration and development expenditures and other expenses for specific operations;
•	permitting timelines;
•	the Company’s expectations regarding impairments of mineral properties;
•	the expected timeline to commercial production at the Juanicipio Project;
•	the expected timeline to complete construction at the Juanicipio Project;
•	the expected capital requirements to achieve commercial production at the Juanicipio Project;
•	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;
•	litigation risks;
•	currency fluctuations;
•	environmental risks and reclamation cost;
•	the Company’s commitment to corporate social responsibility; and
•	changes to governmental laws and regulations.

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When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions and other factors underlying the Company’s expectations regarding forward-looking statements or information contained in this prospectus include, among others:

•	our ability to manage our growth effectively;
•	the absence of material adverse changes in our industry or the global economy;
•	trends in our industry and markets;
•	our ability to maintain good business relationships;
•	our ability to manage and integrate acquisitions;
•	our Mineral Reserve and Mineral Resource estimates, and the assumptions upon which they are based;
•	our ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;
•	our expectation that our operations will not be significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks;
•	our expectations regarding the level of disruption to operations at Juanicipio as a result of the novel coronavirus (“COVID-19”);
•	our ability to meet the expected timelines to production;
•	our ability to retain key personnel;
•	our ability to raise sufficient debt or equity financing to support our continued growth;
•	the timely receipt of required approvals and permits;
•	that the Company will continue to have sufficient working capital to fund its operations;
•	the global financial markets and general economic conditions will be stable and prosperous in the future;
•	preliminary economic estimates and the assumptions upon which they are based relating to the Juanicipio Project; and
•	our Mineral Resource estimates and the assumptions upon which they are based.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	the potential for no commercially mineable deposits due to the speculative nature of the Company’s business;
•	none of the properties in which the Company has an interest having any Mineral Reserves;
•	the Company’s material property is in the development stage and many such projects experience cost overruns or delays;
•	estimates of Mineral Resources being based on interpretation and assumptions which are inherently imprecise;
•	no guarantee of surface rights for the Company’s mineral properties or those it has an interest in;
•	no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties or those it has an interest in;

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•	risks related to the properties in which the Company has an interest being primarily located in foreign jurisdictions, including Mexico, which may be subject to political instability, governmental relations, adverse government policies and increased police and military enforcement action against criminal activities;
•	the effect of global economic and political instability on the Company’s business;
•	the effect of the COVID-19 outbreak as a global pandemic on the Company’s business;
•	risks related to maintaining a positive relationship with the communities in which the Company operates;
•	risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties or those it has an interest in;
•	the Company’s history of losses and no revenues from operations;
•	risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties or those it has an interest in due to a lack of adequate funding;
•	risks related to access and availability of infrastructure, power and water;
•	risks related to ground water levels at the Juanicipio Project;
•	risks related to a lack of access to a skilled workforce;
•	risks related to the Juanicipio Project mine plan and mine design and the development timeline to production;
•	risks related to the Juanicipio Project not achieving the financial results and the development timeline consistent with the 2017 PEA as defined herein.
•	risks related to the capital requirements for the Juanicipio Project and the timeline to production;
•	risks related to the Company’s decision to participate in the development of the Juanicipio Project;
•	risks related to the mine plan and mine design;
•	risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties or those it has an interest in;
•	risks related to the Company being a minority shareholder of Minera Juanicipio;
•	risks related to disputes with joint venture shareholders;
•	risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business;
•	the potential for legal proceedings to be brought against the Company;
•	risks related to environmental regulations;
•	the highly competitive nature of the mineral exploration industry;
•	risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties or those it has an interest in;
•	the Company’s dependence upon key personnel, some of whom may not have entered into written agreements with the Company, and other qualified management;
•	the Company’s dependence on certain related party service providers (Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”)) to supervise operations in Mexico;
•	the Company’s dependence on Fresnillo plc (“Fresnillo”) to attract, train and retain qualified personnel;
•	the Company’s dependence on Fresnillo to supervise and operate the Minera Juanicipio Project;
•	risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;
•	currency fluctuations (particularly the C$/U.S.$ and U.S.$/Mexican Peso exchange rates) and inflationary pressures;
•	risks related to mining operations generally;
•	risks related to fluctuation of mineral prices and marketability;
•	risks related to the adverse application of new or existing laws, including without limitation anti-corruption laws, human rights laws and Mexican foreign investment, income tax laws and Mexican laws;
•	the Company being subject to Canadian disclosure practices concerning its Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies;

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•	risks related to maintaining adequate internal control over financial reporting;
•	funding and property commitments that may result in dilution to the Company’s shareholders;
•	the volatility of the price of the Company’s Common Shares;
•	the uncertainty of maintaining a liquid trading market for the Company’s Common Shares;
•	the Company being a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders;
•	the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States;
•	all of the Company’s mineral property assets being located outside of Canada;
•	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;
•	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;
•	risks related to dilution to existing shareholders if new shares are issued;
•	risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares of the Company;
•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future; and
•	the absence of a market through which the Company’s securities, other than Common Shares, may be sold.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this AIF under the heading “Risk Factors” and documents incorporated by reference herein. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Currency and Exchange Rates

All dollar amounts referred to in this AIF are expressed in United States dollars (“U.S.$”) except where indicated otherwise. The Company’s accounts are based on a U.S.$ functional currency and are reported in a U.S.$ presentation currency. All references to “dollars” are to U.S.$ except where indicated otherwise. All references to “pesos” are to Mexican pesos. The Company incurs expenditures primarily in U.S.$, and to a lesser extent in Canadian dollars (“C$”), and pesos.

The following table sets forth the rate of exchange for the C$ expressed in U.S.$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

Canadian dollars, as expressed in U.S. dollars
	Year ended December 31,
	2019	2018	2017
Rate at end of period	$0.7699	$0.7456	$0.7971
Average rate for period	$0.7537	$0.7438	$0.7701
High for period	$0.7699	$0.8039	$0.8245
Low for period	$0.7353	$0.7438	$0.7276

The rate of exchange on March 27, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals U.S.$0.7114.

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The following table sets forth the rate of exchange for the Mexican Peso expressed in U.S.$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican Pesos into United States dollars (“Official Closing Rate”):

Mexican pesos, as expressed in U.S. dollars
	Year ended December 31,
	2019	2018	2017
Rate at end of period	$0.0530	$0.0509	$0.0506
Average rate for period	$0.0519	$0.0520	$0.0529
High for period	$0.0533	$0.0556	$0.0572
Low for period	$0.0497	$0.0483	$0.0456

The Official Closing Rate of exchange on March 27, 2020 as reported by the Banco de Mexico for the conversion of Mexican Pesos into United States dollars was $1.00 Pesos equals U.S.$0.0433.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Tons	Tonnes	0.907185
Troy Ounces/ton (“opt”)	Grams/Tonne (“g/t”)	34.2857

Financial Data in this AIF

Financial information reported in this AIF is in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Defined Terms

A glossary of certain terms used in this AIF is attached as Schedule “B”. Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure or National Instrument 14-101 – Definitions shall have the definitions set out therein.

Cautionary Statement Regarding Non-IFRS Measures

This AIF includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including cash cost per ounce of silver. These terms and measures do not have a standardized meaning prescribed by IFRS. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures should be read in conjunction with the Company’s financial statements.

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CORPORATE STRUCTURE

MAG Silver Corp. was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.” On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.” On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

The Company’s head office is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. The Company’s registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia Canada, V7X 1L3.

Intercorporate Relationships

The following chart illustrates the Company’s significant subsidiaries, including the jurisdiction of incorporation of each company and its properties.

MAG Silver Corp.
0890887 B.C. Ltd.
(Canada)
99.99% (2)
Minera Los Lagartos S.A. de C.V.
(Mexico)
0892249 B.C. Ltd.
(Canada)
Dsub0890887
Cooperatief U.A.
(Netherlands)
STPF B.V.
(Netherlands)
44% (3)
Minera Juanicipio, S.A. de C.V.
(Mexico)
99.99% (1)
Minera Pozo Seco S.A. de C.V.
(Mexico)
Juanicipio Property
Cinco de Mayo
Mineral Asset

(1) The Company is the registered owner of 99.99% of the issued Class I shares of Minera Pozo Seco S.A. de C.V. (“Pozo Seco”), a corporation incorporated under the laws of Mexico. The remaining 0.01% of the issued Class I shares of Pozo Seco are held by Dan MacInnis, a director of the Company, on behalf of the Company.

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(2) The Company is the registered owner of 99.99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C.V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 0.01% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company, on behalf of the Company.

(3) Lagartos is the registered owner of a 44% interest in Minera Juanicipio, S.A. De C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture , which holds the Juanicipio Project (the “Juanicipio Joint Venture”) with Fresnillo, a London Stock Exchange listed company controlled by Industrias Peñoles, S.A. De C.V. (“Peñoles”), which holds the remaining 56% interest in Minera Juanicipio which in turn is controlled by the BAL Group of Companies and the Baillères family.

The following table lists the significant subsidiaries of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary:

Name	Percentage of Ownership	Jurisdiction of Organization
Minera Los Lagartos, S.A. DE C.V.	100%(1)	Mexican Republic
Minera Juanicipio, S.A. DE C.V.	44%(2)	Mexican Republic
0890887 B.C. Ltd.	100%(3)	Canada
0892249 B.C. Ltd.	100%(3)	Canada
DSUB0890887 Cooperatief U.A.	100%(4)	Netherlands
STPF B.V.	100%(5)	Netherlands
Minera Pozo Seco S.A. DE C.V.	100%(6)	Mexico

Notes:

(1)	On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s interests in the Juanicipio claim were held by Lagartos.

(2)	44% interest is owned by Lagartos, which in turn is wholly owned by the Company.

(3)	0890887 B.C. Ltd., and 0892249 B.C. Ltd., were incorporated on September 21, 2010 and September 28, 2010, respectively and are wholly owned by the Company.

(4)	DSUB0890887 Cooperatief U.A. was incorporated on October 11, 2010 in the jurisdiction of the Netherlands, and is wholly owned by 0890887 B.C. Ltd. and 0892249 B.C. Ltd.

(5) STPF B.V. was acquired by DSUB0890887 Cooperatief U.A. on October 12, 2010.

(6) Minera Pozo Seco was incorporated in Mexico on September 27, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

MAG Silver is a Vancouver-based advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located in the Americas. The Company’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American both under the symbol MAG. The Company is a “reporting issuer” in all of the Provinces and Territories in Canada and is a reporting “foreign issuer” in the United States of America.

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Juanicipio Project

MAG’s principal asset is a 44% interest in the Juanicipio Project (the “Juanicipio Project”) located in Zacatecas state, Mexico, which is now in the construction phase heading into production

MAG’s interest is owned through its 44% ownership of Minera Juanicipio, which owns the high-grade silver Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. MAG and Fresnillo plc (“Fresnillo”), which holds the remaining 56% of Minera Juanicipio, as shareholders of Minera Juanicipio jointly approved the project mine development on April 11, 2019. Fresnillo, as operator, expects to commence commercial production from the underground mine in mid-2020, and achieve commissioning of the mill in mid-2021, with the processing plant expected to reach 85% of its 4,000 tonne per day (“tpd”) nameplate capacity by the fourth quarter of 2021. The production from the underground mine is expected to be processed in the Fresnillo processing facility (100% Fresnillo owned) until the Minera Juanicipio processing facility is commissioned in mid-2021.

The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, although MAG participates in meetings of both the board of directors of Minera Juanicipio and its technical committee. The Company’s share of Juanicipio Project costs are funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, costs are incurred directly by MAG related to monitoring the project including its ongoing development and the field work and drilling programs.

Other Projects

The Company has an interest in concession rights in other non-material properties on which the exploration is managed directly by MAG. Exploration on these interests (when undertaken) is undertaken by contracted service providers (exploration companies, drilling companies, assay companies, etc.) as the Company has no direct employees outside of Canada. In the case of projects located in Mexico, MAG’s work is contracted with Cascabel and IMDEX, related companies to MAG (see “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below).

Cinco de Mayo

In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the Cinco de Mayo property located in Mexico and prevented the Company from obtaining the surface access permission required in the exploration permit process. As the Company has been unable to negotiate a renewed surface access agreement with the Ejido, a full impairment was recognized on the property in the year ended December 31, 2016.

Three Year History

Year Ended December 31, 2017

On November 28, 2017, the Company completed a non-brokered private placement and issued 4,599,641 common shares at $10.47 per share for gross proceeds of $48,158,241.

As at December 31, 2017, the Company had working capital of $159,905,996 including cash and term deposits of $160,395,108.

Operational highlights of 2017 for the Juanicipio Project include the following summary.

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2017 PEA

A new Mineral Resource estimate and Preliminary Economic Assessment was announced on November 7, 2017 and the resulting MAG Silver Juanicipio NI 43-101 Technical Report was filed on December 18, 2017 with an Amendment and Restated report filed on SEDAR on January 19, 2018 prepared by and under the supervision of AMC Mining Consultants (Canada) Ltd. (“AMC”) and authored by A. Ross, Ph.D., P.Geo. (BC, AB) G. Methven, P.Eng. (BC) H. Muller, FAusIMM C. Kottmeier, P.Eng. (BC) (the “2017 PEA”). The studies were commissioned by MAG and carried out by AMC. Based on the 2017 PEA, the Company viewed the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. The 2017 PEA incorporated major overall project upgrades over assessments conducted prior to 2017, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone” as defined in the 2017 PEA. The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design; the most important being an increase of the planned production rate to 4,000 tpd. Within the expanded scope of the 2017 PEA the Juanicipio Project was now projected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life, with an opportunity to consider and assess the recoverability of copper as well. (see ‘Juanicipio Project’ in ‘MINERAL PROJECTS’ below).

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the project will be developed strictly in accordance with the 2017 PEA or that the results forecasted in that study will be realized (see “Risk Factors” below).

The underground development on the Juanicipio Project was planned and commenced by Fresnillo, as operator, without completing a formal feasibility study or having a formal development decision (subsequently made by Minera Juanicipio in April of 2019). Fresnillo has extensive experience in developing similar mines on adjacent properties. Differences between the 2017 PEA and the development currently underway by Fresnillo are not material.

Underground Development – Juanicipio Project

The decline ramp reached the uppermost reaches of the main Valdecañas Vein in December 2016 and footwall development commenced thereafter into 2017. Ramp-related surface installations, offices and associated infrastructure were completed, and construction of additional ventilation raises was on-going. Midway through 2017, underground development was intensified to allow for a planned increase in processing capacity to 4,000 tpd from that previously envisaged. Additional development contractors were engaged in the year by Minera Juanicipio, and a twinning of the access decline was commenced and advanced rapidly with the intent of providing improved capacity for hauling mineralized rock and waste needed for the increased processing.

Exploration – Juanicipio Project

Drilling of the Deep Zone continued through 2017 showing that the Deep Zone effectively remained open to depth and laterally along its entire strike length to the Joint Venture boundary in both directions.

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Assays from 13 exploration and infill drill holes from the Deep Zone were released in the first quarter of 2017, which along with previously announced results from 14 earlier holes (27 holes total) have:

•	confirmed that continuous mineralization extends below the Valdecañas Bonanza Zone in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone under both veins;
•	improved definition of the new “Anticipada” or “Vant” Vein, within the vein system; and,
•	combined to indicate that a major ore-fluid input point underlies the Overlap Zone between the East and West veins

A significantly expanded Mineral Resource estimate for the base metal-rich Deep Zone was included in the 2017 PEA (see ‘Juanicipio Project’ in ‘MINERAL PROJECTS’ below).

A 20,000-metre 2017 exploration drill program commenced in July 2017 to test various targets within the Juanicipio property boundaries and to continue drilling the Deep Zone. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team were involved with Fresnillo in selecting drill targets for this program. To the end of 2017, approximately 9,000 metres were drilled, primarily in-fill drilling and assays were pending at year end.

Year Ended December 31, 2018

As at December 31, 2018, the Company had working capital of $129,315,792 including cash and cash equivalents of $130,180,392.

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the year ended December 31, 2018 amounted to $45.9 million.

Underground Development – Juanicipio Project

The twinning of the original access decline was considered necessary to provide expanded capacity for hauling additional mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd. The twin ramp was started in 2017 and completed in the second half of 2018 and is accessible through a second entry portal for the mine also completed in 2018. The twin ramps will allow for streamlined underground traffic flow and increased safety through the mine having a second egress. From within the underground development, three spiral decline ramps are anticipated into the mineralized envelope, and are designed to provide access to the mineralized material and form initial stopes within the mine.

Development in 2018 was focused on:

•	advancing the three internal spiral footwall ramps at depth to be used to further access the full strike length of the Valdecañas Vein system;
•	excavating and constructing the underground crushing chamber;
•	advancing the conveyor ramp to the planned surface processing facility;
•	integrating additional ventilation and other associated underground infrastructure; and,
•	progressing the construction of surface infrastructure facilities.

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Minera Juanicipio intensified underground development starting in the prior year (2017) by engaging additional development contractors. The underground development metres achieved in 2017 and 2018 reflect the increased number of contractors and accelerated activity:

Period	Development Metres (excluding ventilation raises)	%age of total metres advanced achieved to date
Oct 28, 2013 – December 31, 2016	5,307	30%
January 1 – December 31, 2017	5,634	32%
January 1 – December 31, 2018	6,630	38%
Cumulative Total to December 31, 2018	17,571	100%

The underground development in the year ended December 31, 2018 totaled 6,630 metres advanced, and accounts for 38% of the total underground development advanced on the project to the end of December 31, 2018. The cumulative underground development at Juanicipio to the end of December 31, 2018 was in excess of 17.5 kilometres.

Concurrent with the ongoing underground development, detailed engineering continued for the internal shaft and other mine infrastructure, and mill-site preparation was underway during the year. According to the operator, Fresnillo, negotiations with suppliers of processing equipment and development contractors had begun and respective contractual commitments of $23.1 million (equipment) and $69.5 million (development contractors) had been committed to as at December 31, 2018.

Exploration – Juanicipio Project

Drilling designed with the intention to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth, was ongoing throughout 2018. Directional drilling equipment that arrived to site in December 2017, and was in full use (being rotated between three separate “mother holes”) for most of 2018 with the exception of a short period when it was returned to the border for import permit renewal. This specialized equipment enables drilling a series of precisely aimed and angled deflection holes off of a single “mother hole” drilled to 800-1,000 metres of depth. This more efficient drilling method results in fewer lost holes and improves the precision and accuracy in deep grid drilling on the 100 x 100 metre pattern required for Indicated Resource definition. It is comparable to conventional drilling on a time and cost basis, but the ability to minimize the uncontrolled deflection of conventional deep drilling helps eliminate many wasted holes. In the second half of 2018, drilling also commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property. These targets were formulated at a meeting with Fresnillo in late March 2018, attended on behalf of the Company by Dr. Peter Megaw and Lyle Hansen, the Chief Exploration Officer and Geotechnical Director, respectively.

At the end of 2018, exploration drilling under the current drill program totalled approximately 46,060 metres of completed drilling with all assays pending as at the year ended December 31, 2018.

Year Ended December 31, 2019

As at December 31, 2019, the Company had working capital of $71,858,181 including cash and cash equivalents of $72,360,027.

Evaluation and exploration expenditures, underground mine development and initial mill and other capital development expenditures, capitalized directly by Minera Juanicipio for the year ended December 31, 2019 amounted to approximately $99 million (on a 100% basis).

Mine Development Approval - Juanicipio Project

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. Minera Juanicipio also finalized an Engineering, Procurement, Construction Management (“EPCM”) agreement as part of the approval process which defines the specific terms by which Fresnillo will conduct the continued project development and the construction of the process plant and associated surface infrastructure. The Operator Services agreement was also finalized which will become effective on commencement of commercial production pursuant to which Fresnillo will be the operator of the mine on behalf of Minera Juanicipio. As well, both lead and zinc concentrate off-take agreements were settled, under which both concentrates will be treated at market terms by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

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Surface Construction and Site Preparation – Juanicipio Project

Upon project approval, construction plans for the 4,000 tpd processing plant commenced immediately. With basic engineering substantially complete, detailed engineering was well advanced by year end. Development of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already previously begun and continued through 2019. In October 2019, earthmoving and foundation preparation commenced for the construction of the beneficiation plant. Orders had already been placed and the manufacturing of the long lead items for the process plant was well advanced in 2019. Mill fabrication progressed on schedule, and both SAG and ball mills were expected to be shipped to site early 2020 and in fact arrived in early 2020. Flotation cells, processing tanks and minor process equipment pieces already started to arrive on site in the second half of 2019. Thickener tanks and drive and rakes fabrication were also well advanced by the year ended December 31, 2019.

Underground Development – Juanicipio Project

Access to the mine will be via twin underground declines that now have reached the top of mineralization in the Valdecañas Vein. From there, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral footwall production ramps will extend to depth. Twinning of the original access decline was required to provide capacity for hauling additional mineralized rock and waste sufficient to facilitate processing capacity of 4,000 tpd. The twin ramps allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three spiral ramps into the mineralized envelope are designed to provide access to stopes within the mineralized material and were also required to facilitate the increase in planned mining rate to 4,000 tpd. The underground development in 2019 was actively focused on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
•	making the first cross-cuts through the vein as the footwall ramps advance
•	constructing the underground crushing chamber;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces;
•	integrating additional ventilation and other associated underground infrastructure; and,
•	sinking of the internal shaft – the head chamber for the shaft has been excavated, the shaft has been collared and winding equipment ordered.

Total underground development had reached over 24 kilometres to December 31, 2019.

Exploration – Juanicipio Project

On March 4, 2019, the Company reported assays for a 48-hole (46,060 metre) diamond drill program on the Juanicipio Joint Venture Property completed in late 2018. The program was designed to expand and infill the wide, high-grade Deep Zone Mineral Resource estimate outlined in the Company’s 2017 PEA. The reported drill results extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein. Drilling also coincidentally discovered the new Pre-Anticipada vein in the hangingwall above the system.

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On March 4, 2019, the Company also reported the discovery of the northeast (“NE”) oriented ‘Venadas Vein” within the Juanicipio property. The Company believes this new Venadas Vein discovery is the first ever mineralized vein in the Fresnillo district oriented at a high angle (NE) to the historically mined northwest (“NW”) oriented veins. The Venadas Vein intercepts lie at a very high-level in the vein zoning model, suggesting considerable depth potential. As well, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio property and have now become priority exploration targets. None have ever been directly drilled.

Current Fiscal Year (Subsequent to December 31, 2019)

In early February 2020, the Company announced that Ms. Selma Lussenburg joined MAG as a member of the Board of Directors. Ms. Lussenburg is a Business Executive, former General Counsel, Corporate Secretary and current Board Director with over 35 years of business experience. She has held various senior level positions encompassing a broad range of legal, governance, compliance, pension, safety & security and operational responsibilities. Ms. Lussenburg holds an undergraduate law degree (LLB) (University of Ottawa) and other degrees including a Masters of International Law (LLM) (Australian National University).

Juanicipio Project Update

Operationally, the Juanicipio Project remains the Company’s primary focus in 2020. On February 24, 2020, the joint venture shareholders jointly issued a project update, advising that mineralized material will be mined from the underground mine beginning in mid-2020, and that mineralized material will be processed in the Fresnillo processing facility (100% Fresnillo owned) until the Minera Juanicipio processing facility is completed. Commissioning for the Minera Juanicipio processing facility will begin in mid-2021 and is expected to reach 85% of the 4,000 tpd nameplate capacity by the fourth quarter of 2021.

With detailed engineering almost complete, major equipment purchases completed, and a number of significant construction contracts awarded or under review, the joint venture shareholders also announced an update of the initial capex estimate required for the project. The pre-operative capital cost estimate from January 1, 2018, was revised to $440 million on a 100% basis (previously estimated at US$395 million), and reflects additional actual expenditures incurred on the underground project development, costs of bringing forward the full construction of two large life of mine ventilation shafts, and some capital costs to facilitate an early start of underground mining.

With total underground development to date having now exceeded 26 km, including 7.0 km in 2019, an additional contractor was appointed late in the year to further accelerate development rates. It is expected that mineralized material from development will become available by mid-2020 and the first production stope will be ready for mining in Q3-2020.

In response to the COVID-19 virus outbreak, the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020 in order to help combat the spread of COVID-19. The Company understands that Fresnillo, the operator of Juanicipio, has been in regular consultation with Mexican Government officials to determine the most appropriate compliance approach while attempting to minimize the overall impact on project development. Fresnillo has advised the Company that to date, surface exploration and construction work at Juanicipio has been temporarily stopped, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols. The impact of these changes to the costs and time for the completion of development at Juanicipio is currently unknown. The COVID-19 virus outbreak and current stoppages on surface exploration and construction work and current restrictions on underground development at Juanicipio could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

Exploration – Juanicipio Project

On March 3, 2020, results from the 2019 28-hole (33,864 metre) diamond drilling program on the Juanicipio Joint Venture Property were announced. The program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins. The drill results reported confirm and expand: the continuous wide, high-grade mineralization in the Valdecañas Deep Zone; the wide, high-grade zones in the Anticipada Vein; and the Venadas Vein to the south with strong silver and gold grades. Also announced, was the discovery of northeast-trending Valentina and Venadas II veins.

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Exploration is ongoing on the property with the intention to increase the deeper Mineral Resources while targeting new veins.

For more information on the Company’s progress and intentions for its material property, please refer to the “Mineral Projects” section below.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company owns 44% of Minera Juanicipio, which is constructing a mine and process facility with Fresnillo (the operator and 56% shareholder), on the Juanicipio Project. The Company also has other exploration activities in the Americas. There is no assurance that a commercially viable mineral deposit exists on any of its properties or property interests. Minera Juanicipio has not completed a pre-feasibility study or feasibility study on the project, and accordingly, there is no estimate of Mineral Reserves. Rather, the underground development on the Juanicipio Project was planned and commenced by Fresnillo, as operator, without completing a formal feasibility study or having a formal development decision. Fresnillo has extensive experience in developing similar mines on adjacent properties. On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. An EPCM agreement was also finalized by Minera Juanicipio as part of the approval process which defines the specific terms by which Fresnillo will oversee the continued project development and the construction of the process plant and associated surface infrastructure. The Company’s decision to support the development of the Juanicipio Project was in part based upon the 2017 PEA, which is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

There is no certainty that the economic results presented in the 2017 PEA will be realized (see “Risks Relating to the Development of the Juanicipio Project” below).

Principal Markets

The Company is a reporting issuer in the all of the Provinces and Territories in Canada and is a reporting “foreign issuer” in the United States of America.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”. Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”. On July 9, 2007, the Company’s Common Shares were listed on the American Stock Exchange (then the NYSE MKT and now the NYSE American) under the symbol “MVG”. On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the TSX, with the Company’s Common Shares continuing to trade under the symbol “MAG”. On June 27, 2016, the Company changed its symbol on the NYSE MKT (now the NYSE American) from “MVG” to “MAG”.

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Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission (the “SEC”) take the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce. This AIF contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area. Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

This AIF uses the terms "Indicated Mineral Resources" and “Inferred Mineral Resources”. MAG advises investors that although these terms comply with Canadian reporting standards under NI 43-101, the SEC does not recognize these terms and U.S. companies are generally not permitted to disclose Mineral Resources in documents that they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards only as in place tonnage and grade without reference to unit measures.

Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, "Inferred Mineral Resources" are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF is based on information prepared by employees of MAG or by Fresnillo, as operator of the Juanicipio Project, as applicable, under the supervision of, or that has been reviewed and approved by, Dr. Peter Megaw, Ph.D., C.P.G., who is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”) as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

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Employees and Consultants

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada. As of December 31, 2019, the Company had eight full time employees (excluding directors) and two consultants.

Specialized Skill and Knowledge

Many aspects of MAG’s business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, engineering, accounting and mine planning. MAG has found that it has been able to locate and retain such employees when needed.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Economic Dependence

The Juanicipio Project, in which the Company owns a 44% joint venture interest, is considered the only material property of the Company. The Company’s interest in the Juanicipio Project is held through its indirect 44% shareholdings in of Minera Juanicipio, and is governed by the terms of the Shareholders Agreement with Fresnillo which holds the other 56% interest. As a minority stakeholder in the Project, the Company is subject to various risks (see “Risks Related to Minority Interest Investment in the Juanicipio Project” below).

Corporate Social Responsibility

The Company is committed to delivering lasting and sustainable value to our people, stakeholders and host communities. Our approach to responsible development integrates health, safety, environment and community into our business strategy. We believe responsible business is not just the right thing to do, but good for business as well.

We partner with groups who share our values and commitment to responsible mining.  Our commitment is supported by the policies, procedures and voluntary codes to which we adhere. We care about the health and well-being of our people, our communities and environment and promoting a culture of zero harm.

Health, Safety, Environment and Community Committee

Our Board of Directors has a Health, Safety, Environment and Community (“HSEC”) Committee that, as part of its mandate, is responsible for reviewing MAG’s health, safety, environmental, community and human rights policies and practices and monitoring our performance in these areas. The HSEC Committee meets a minimum of three times a year and reports to the Board of Directors. The HSEC Committee charter is available for viewing on our website at https://magsilver.com/esg/policy/.

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Health and Safety

The safety and health of our employees, contractors and the people who live near our projects is of utmost importance to MAG. We believe everyone should go home safe and healthy each and every day, from the people at our offices to the people working at our projects.

Health and Safety Policy

In 2019, MAG updated its Health and Safety Policy. We adopt all relevant local, state and federal laws at a minimum as well as industry standards and practices that in some cases exceed these laws. By adopting a strong risk management approach, MAG engages with and trains our employees and contractors to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries.

To achieve these goals, MAG commits to:

•	Provide team members with the necessary training, guidance, direction and knowledge to safely perform their tasks and maintain records of the training;
•	Require that team members annually reaffirm their skills and competence necessary for their safety and the safety of others;
•	Require that each site within which it controls the operations, to have an emergency response procedure in place;
•	Provide access to first aid facilities and services and obligate team members to wear personal protective equipment when required;
•	Support and encourage the efforts of team members to gain the knowledge and skills to continue to promote a safe and healthy life beyond the workplace;
•	Identify risks and hazards and eliminate, isolate or mitigate the risks and hazards that could result in health risks, injury to team members or harm to the environment and local communities;
•	Continuously seek improvements in policies and procedures to further lower risk and eliminate hazards through team member communication and feedback, motivation, reward and recognition, health and safety system reviews, and incorporating new technology, techniques and processes; and,
•	Maintain and test emergency response plans to minimize the impacts of unforeseen events.

A full copy of the HSEC Policy is available on our website: (https://magsilver.com/esg/health-and-safety/)

MAG’s HSEC Committee is comprised of select members of the Board of Directors:

Dan MacInnis, Chair
Derek White, Member
Selma Lussenburg, Member
George Paspalas, Member

Their task is to oversee and monitor the environmental, health, safety, community relations, security, human rights and other sustainability policies, practices, programs and performance of the Company.

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Environment

MAG is committed to wise environmental stewardship. MAG employees care about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of its employees, shareholders and communities. All of our projects are expected to comply with local and international environmental standards.

Environmental Policy

In 2019, MAG updated its HSEC Policy, which states that the Company is committed to minimizing its impact and protecting the natural environment of the areas in which we work. The Environmental Policy also applies to all contractors working on or for any of our projects. These guiding principals apply to all aspects of the mining cycle from exploration to development, operation and closure.

To achieve these environmental objectives, MAG strives to:

•	Fully comply with all applicable environmental laws, regulations and other environmental obligations
•	Protect the environment by applying proven management practices to prevent pollution and mitigate impacts
•	Communicate its commitment to excellence in environmental performance with its subsidiaries, employees, contractors, and other agents and the communities in which it operates
•	Strive to minimize releases to the air, land or water and will ensure appropriate treatment and disposal of waste
•	Allocate the necessary resources to meet its reclamation and environmental obligations
•	Seek opportunities to improve its environmental performance through adherence to these principles
•	Report progress to its employees, shareholders and the communities in which it operates on a timely basis
•	Communicate openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations

A full copy of the HSEC Policy is available on our website: (https://magsilver.com/esg/health-and-safety/)

Community

MAG is focused on building trust and making a positive difference in the communities in which we live and work. We believe that mining projects can provide significant economic benefits and social development opportunities for local communities that can extend beyond the life of the project. The Company will strive to improve the actions and conduct of every MAG employee and contractor to maintain and enhance our social license to operate.

Social License and Sustainable Development Policy

In 2019, MAG updated its Social License and Sustainable Development Policy. We take a shared-value approach to local development activities to promote sustainable and lasting economic and social benefits.

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To meet our goals, MAG will:

•	Identify and engage our communities of interest in timely, inclusive, ethical, transparent and culturally-respectful dialogue prior to undertaking significant activities throughout the life of a project;
•	Establish formal grievance mechanisms as part of our overall community engagement process;
•	Monitor, continuously improving, and report on the performance and effectiveness of our activities related to corporate social responsibility;
•	Implement meaningful and effective strategies for community engagement;
•	Facilitate opportunities for community or individual growth;
•	Promote a safe environment for local communities;
•	Respect the social, economic and cultural rights of local people;
•	Assist local and regional development in areas where we are the operator of our projects through training and employment; and
•	Adhere to all applicable laws and regulations of the countries and regions where we conduct our business, including those relating to human rights, and operating in a manner consistent with the Voluntary Principles on Security and Human Rights and industry best practice, respecting the Universal Declaration of Human Rights and the Convention on the Rights of the Child.

A full copy of the HSEC Policy is available on our website: (https://magsilver.com/esg/health-and-safety/)

Human Rights

In 2019, MAG updated its Human Rights Policy, which states that the Company is committed to having a positive influence in the communities where we work, which includes ensuring that we respect human rights. The Human Rights Policy also applies to all wholly owned subsidiaries and contractors working on or for any of our projects.

MAG is committed to respecting human rights as outlined in the Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work and under international humanitarian law as well as any applicable local human rights legislation. To ensure we meet our commitments, MAG will assess potential human rights issues, take measures to avoid infringing on human rights, and seek constructive dialogue and partnerships with stakeholders impacted by our activities.

To meet our responsibility to uphold human rights, MAG will:

•	Take actions to embed a human rights culture in our company and ensure employees and contractors are made aware of this Human Rights Policy and understand their responsibility to comply. These measures include awareness-raising and training on the policy and specific aspects within it, such as how to report concerns related to human rights via company grievance mechanisms;
•	Respect the rights and dignity of employees, contractors, partners and community members impacted by our business. MAG is committed to creating a safe and diverse workplace where decisions are non-discriminatory towards race, color, religion, nationality, gender, ethnicity, age, marital status, creed, sexual orientation, political beliefs, pregnancy, disability or other basis prohibited by law;

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•	Respect workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant International Labour Organization (ILO) conventions on that subject;
•	Not tolerate the use of forced, compulsory or child labor; and,
•	Be committed to continual improvement of our human rights practices and will regularly review and assess the effectiveness of and our compliance with this policy.

A full copy of the HSEC Policy is available on our website: (https://magsilver.com/esg/health-and-safety/)

Transparency and Diversity

MAG discloses certain categories of payments we make to domestic and foreign governments at all levels under the Canadian Extractive Sector Transparency Measures Act (“ESTMA”).

Our Governance and Nomination (“GNC”) Committee has the responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. The GNC Committee values the benefits that diversity can bring to its board of directors. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that MAG can benefit from all available talent.

MAG seeks to maintain a Board and a senior management team comprised of talented and dedicated individuals with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board and in the senior management team should reflect the diverse nature of the business environment in which MAG operates.

MAG is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or reelection to the Board, the Corporation will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board. In 2019, the Company committed itself to improving gender representation on the board. With the appointment of Ms. Selma Lussenburg on February 1, 2020, 25% of the Board are female. The Company will continue to maintain female candidates on any evergreen list of potential Board nominees.

A full copy of the Board and Senior Management Diversity Policy and Governance and Nomination Committee Charter is available at https://magsilver.com/corporate/governance/.

Anti-Bribery and Anti-Corruption

MAG has a Code of Conduct and Ethics that emphasizes a theme that is also central to our commitment to anti-bribery conduct: be ethical. We are committed to acting in line with our values and principles. MAG’s business activities are based on price, quality, and service, and we do not provide bribes or other improper incentives. MAG’s Anti-Bribery Commitment is designed to complement and expand on MAG’s existing Code of Conduct and Ethics. The documents have requirements that include prohibitions against bribing government officials, making facilitation payments and commercial bribery. The Anti-Bribery Commitment also provides clarity on books and records transparency, gift giving to government officials and political or charitable contributions.

A copy of the Code of Conduct and Ethics and the Commitment to Anti-Bribery Conduct is found at https://magsilver.com/corporate/governance/.

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

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CARRYING ON BUSINESS IN MEXICO

The Company’s current property interests are primarily located in Mexico. A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulations

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation). Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining. The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the 2006 amendments to the Mexican Mining Law. Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time. Failure to apply prior to the expiration of the term of the concession will result in termination of the concession. Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties. Such recordation has to be requested within the fifteen business days following the execution or notarization of the corresponding assignment of rights agreement.

Although the Law of Foreign Investment (Ley de Inversión Extranjera) provides that mineral concessions may also be obtained by foreign citizens or foreign corporations, the Mexican Mining Law provides that such concessions may only be granted to Mexican citizens or Mexican corporations. Thus, foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico. Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.

The Mexican Mining Law does not require payment of finder’s fees or royalties to the Government, except for: i) a mining royalty fee of 7.5% and the 0.5% extraordinary governmental fee on precious metals, (see below “Income Tax Regime Effective January 1, 2014); and ii) a discovery premium or economic consideration in connection with claims or allotments contracted directly from the Mexican Geological Service that have been awarded pursuant to a public bid process. None of the property interests held by Lagartos or Minera Pozo Seco are under such fee regimes at the present time. However, holders of mining concessions are required to pay mining concession fees which are assessed and levied on a semi-annual basis, and that increase over time the longer the concessions are held.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations. Foreign investment of up to 100% in Mexican mining companies is permitted. Companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy, and file certain reports and notices, including in certain circumstances, and under a criteria determined by the Law of Foreign Investment an annual report and/or quarterly reports with respect to the operations carried out during the preceding fiscal year which is necessary in order to renew their certificate of recordation with such Registry.

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Environmental Regulations

Mexico has federal, state and municipal laws and regulations, as well as international agreements related to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection. The main federal Environmental Law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos (the “General Law for Integrated Waste Management”) and its regulations the Reglamento de la Ley General para la Prevención y Gestión Integral de los Residuos (the “Regulations to the General Law for Integrated Waste Prevention and Management”), which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities. The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, which may include mining projects.

On June 7, 2013, the Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Liability) was enacted, under which any person or entity that directly or indirectly (for action or omission) causes damage to the environment, will be held liable and obliged to: i) repair the damage, or in the event that such repair is not possible; ii) pay compensatory damages, subject to a corresponding judicial, administrative or criminal proceeding.

Applicable Environmental Laws contemplate the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

In addition, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes (including specific Mexican Official Norms for the handling of mining tailings, which are considered mining hazardous wastes) and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-2011 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT”, for its initials in Spanish) is the federal agency in charge of establishing and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards. On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA”, for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

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Environmental Laws also regulate environmental protection in the mining industry in Mexico. In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application and the fulfillment of the necessary requirements by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws. To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions. Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico. See “Risk Factors” below, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one United States dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate (Mxn peso/US$)
2019	19.2605
2018	19.2432
2017	18.9232
2016	18.6774
2015	15.8299

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable once Minera Juanicipio becomes a producing mine.

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Income Tax Regime Effective January 1, 2014

The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect operating mining companies in Mexico. The changes affecting the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes. Once Minera Juanicipio or any of the Company’s other properties are in production, they will be subjected to this tax regime. Possible tax planning opportunities may exist to reduce the impact of the tax changes. Management’s assessment of the tax reform changes is that they do not have an impact on the viability of the Juanicipio Project, and the changes have been fully reflected in the 2017 PEA.

Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled.

An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico over financial earnings which also form part of the after-taxed net earnings account generated as of January 1, 2014. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.

Tax Law for the State of Zacatecas.

The Government of the State of Zacatecas published the Tax Law for the State of Zacatecas (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017 and imposes environmental taxes on activities such as (i) extraction of materials other than those regulated by the Federal Mining Law; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water, and (iv) deposit of industrial waste.

Minera Juanicipio’s operations are in the State of Zacatecas, and this new tax law will apply to the Juanicipio development once it is in production. Minera Juanicipio challenged the legality of such taxes and in 2017 obtained an injunctive relief from a federal court, but the State of Zacatecas appealed this decision. In 2019, the Supreme Court of Justice of the Nation issued a final ruling on the matter with respect to Minera Juanicipio, in which the Court determined that:

1. Two of the taxes are unconstitutional: (a) tax on extractive activities and (b) tax on the deposit of industrial waste.

2. The other two taxes were declared constitutional: (a) emissions to the atmosphere and (b) discharge of industrial residues into the soil and water.

The annual cost to Minera Juanicipio of complying with the two taxes is not considered significant at this time and managements’ assessment is that it will not have an impact on the viability of the Juanicipio Project.

Other general tax amendments are referred to in the “Mexican Foreign Investment and Income Tax Laws apply to the Company” section in Risk Factors below.

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RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly, along with a possible significant decline in the value and/or share price of the Company’s publicly traded stock.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Risks Relating to the Company’s Business Operations

Mineral exploration and development is a highly speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.

Exploration for minerals is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the exploration concessions in which the Company has an interest will have a negative effect on the Company.

None of the properties in which the Company has an interest has any Mineral Reserves.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within the meaning of NI 43-101.

The Mineral Resource estimates contained in the 2017 PEA are Indicated and Inferred Mineral Resource estimates only and no assurance can be given that any particular level of recovery of silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable mineral deposit. In particular, Inferred Mineral Resources are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Therefore, Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Further, the economic assessment contained in the 2017 PEA is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described therein and herein, and there can be no assurance that actual costs will not be higher than anticipated. Based on detailed engineering, actual equipment purchases and construction contracts, pre-operative capex, from January 1, 2018, has increased by 11.4% from US$395 million to US$440 million reflecting expenditures incurred on underground development, supporting infrastructure, and bringing forward some capital to facilitate the early start of underground mining. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company’s properties. Additional expenditures may be required to establish Mineral Reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material to Proven or Probable Mineral Reserves may be greater than the value of the Company’s reserves on a mineral property and may require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish Mineral Reserve sat its properties. The failure to establish Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

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Most exploration projects do not result in commercially mineable deposits.

The Company’s property interests are primarily in the development and exploration stage. None of the Company’s properties have known commercial quantities of minerals. Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration programs and is successful in identifying mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit. Most exploration projects do not result in the discovery of commercially mineable mineral deposits.

Estimates of Mineral Reserves and Mineral Resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, indigenous communities’ rights, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate. For example, the 2017 PEA includes a Mineral Resource estimate prepared by AMC in accordance with NI 43- 101. The grade of precious and base metals ultimately discovered may differ from the indicated drilling results. If the grade of the Mineral Resource was lower, there would be a negative impact on the economics of the Juanicipio Project. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having Mineral Reserves is extremely remote. If a property does not contain any Mineral Reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

Estimates of Mineral Resources are based on interpretation and assumptions and are inherently imprecise.

The Mineral Resource figures referred to in the 2017 PEA, this AIF and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any Mineral Resources must be considered as estimates only. Fresnillo prepares its own internal Mineral Resource estimates annually in respect of the Juanicipio Project and such estimates may be materially different than those relied upon by the Company. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious and base metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported Mineral Resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or mineralization to waste ratio or extended declines in market prices for silver and to a lesser extent prices for gold, zinc, lead and copper, may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

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Rights to use the surface of the Company’s mineral properties are not guaranteed.

The mineral properties in which the Company has an interest are generally located in remote and relatively uninhabited areas. Some properties, like the Juanicipio Project, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. In some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. In some areas, surface right compensation has been negotiated and is awaiting formal government expropriation in its favour. The Company’s interest in a property or project could be adversely affected by an inability to obtain surface access permissions, or by challenges, regardless of merit, to existing surface access agreements.

There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties.

The Company’s and Minera Juanicipio’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities. The Company and Minera Juanicipio may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s and Minera Juanicipio’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company and Minera Juanicipio do obtain, may adversely affect their respective business as the Company and Minera Juanicipio would be unable to legally conduct their intended exploration, development, processing facility construction or mining work, which may result in increased costs, delay in activities or the Company or Minera Juanicipio losing its interest in its mineral properties.

The properties in which the Company has an interest are located primarily in Mexico.

The Company’s primary operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties. Risks and uncertainties include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, there have recently been reports of increased domestic and international political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

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In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company, and may adversely affect the Company’s business, including its interest in the Juanicipio Project.

Economic and political instability may affect the Company’s business.

The volatile global economic environment has created market uncertainty and volatility in recent years. Recent negative market trends and periods of instability in the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns have been experienced in recent years. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced in periods of market instabilities. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt situation, world health pandemics, a significant rise or significant decrease in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

There are no assurances with respect to the relative strength and stability of future metal markets. The Company’s liquidity and long term ability to raise the capital required to execute its business plans may be affected by market volatilities.

The Company’s future profitability and the viability of development depends in part upon the world market price of silver, and to a lesser extent other metals including gold, lead, zinc and copper. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.

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Prices and availability of commodities consumed or used in connection with exploration and development and mining, such as natural gas, diesel, oil and electricity, also fluctuate, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company’s operating costs or the timing and costs of various projects.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

The current outbreak of the COVID-19 that was first reported in Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

In response to the COVID-19 virus outbreak, the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. The Company understands that Fresnillo, the operator of Juanicipio, has been in regular consultation with Mexican Government officials to determine the most appropriate compliance approach while attempting to minimize the overall impact on project development. Fresnillo has advised the Company that to date, surface exploration and construction work at Juanicipio has been temporarily stopped, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols. These changes could have a material adverse impact on the Company as it could result in delays in the development timeline and increased costs. Any such delays could result in the failure to meet the previously announced timetable for beginning production and processing at Juanicipio. In addition, Mexican authorities could impose new or additional requirements resulting in further limitations on the activities, or the suspension of all activities, at Juanicipio. Alternatively, in the event of an outbreak of COVID-19 at Juanicipio, Fresnillo could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of underground development at Juanicipio beyond the current reduced operations could result in further delays in the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. If Mexican authorities were to extend the suspension order caused by the COVID-19 virus outbreak beyond May 2020, or if there a full suspension of underground development at Juanicipio for an undefined period of time there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

Emerging climate change regulations could result in significant costs and climate change may present result in physical risks to a mining company’s operations.

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, the Company expects that this could result in increased costs at its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These physical risks include changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Such events could materially disrupt the Company’s operations if they affect the Project site, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. Therefore, such an event could result in material economic harm to the Company.

Community relations may affect the Company’s business, including its interest in the Juanicipio Project.

Maintaining a positive relationship with the communities in which we operate, including with respect to the Juanicipio Project, is critical to continuing successful exploration and development. As Fresnillo is the operator of the Juanicipio Project, the community relations maintained with respect to that project lie outside the direct control of the Company. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, we may come under pressure in the jurisdictions in which we explore or develop, to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

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Risks Relating to Financing the Company’s Business Operations

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.

Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, Mineral Resources may not be discovered in sufficient quantities to justify commercial operations, or the funds required for development may not be obtained at all or on terms acceptable to the Company.

The Company’s expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company may require significant additional capital in the future from either equity or debt offerings to meet its project-related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. The current outbreak of COVID-19 may make raising such capital difficult.

The Company has a history of losses and values attributed to the Company’s assets may not be realizable.

The Company has a history of losses and has no revenues from operations. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all. The Company has no proven history of performance, revenues, earnings or success. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses until it can successfully place one or more of its property interests into commercial production on a profitable basis. If the Company is unable to generate revenues with respect to its properties, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company’s future liquidity will depend upon its ability to arrange significant additional debt or equity financing.

The Company’s future liquidity is dependent upon the ability of the Company to obtain the necessary financing to complete the development of its interests and achieve future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis. Given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

Adequate funding may not be available, resulting in the possible loss or dilution of the Company’s interests in its properties.

Sufficient funding may not be available to the Company for further exploration and development of its property interests. The current outbreak of COVID-19 may prevent the Company from being able to raise adequate funding on attractive terms, or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties. If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. In the case of the Juanicipio Project, all costs relating to the project are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Shareholders’ Agreement. The Company also has options to acquire interests in mineral property claims and in order to obtain ownership of such mineral claims, it must make payments to the current owners and incur certain exploration expenditures on those properties. Accordingly, additional financing will be required to secure ownership of these mineral properties. Failure of the Company to make the requisite payments in the prescribed time periods may result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF.

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The Company may not have sufficient funds to: (a) fund its proportionate share of the Minera Juanicipio required capital contributions; (b) make the minimum expenditures to maintain its properties in good standing under applicable laws; (c) make the corresponding payments of semi-annual governmental (mining) duties to maintain its properties in good standing under applicable law; and (d) make the minimum expenditures to earn its interest in such properties. In such event, in respect of any of the properties, the Company may dilute its interest in such property interest, seek to enter into a joint venture or sell the subject property or elect to terminate its option.

The Company will require new capital to continue to operate its business and to continue with exploration and development on its properties, and additional capital may not be available when needed, if at all.

Risks Relating to the Development of the Juanicipio Project

Juanicipio Development Decision

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. On February 24, 2020, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced that mineralized material will be mined from the underground mine starting in mid-2020 and that mineralized material will be processed in the Fresnillo processing facility until the Minera Juanicipio processing facility is completed, and that commissioning for the Minera Juanicipio processing facility is now expected to begin in mid-2021. The actual scope, design and operating results of the Juanicipio Project will differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

The contemplated development of the Juanicipio Project may be adversely impacted by lack of access and availability of infrastructure, power and water, and other matters.

The development of the Juanicipio Project will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that Minera Juanicipio can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses.

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Inadequate, inconsistent, or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

The recent outbreak of COVID-19 could result in development being delayed.

Ground water levels could affect the Juanicipio Project development.

As identified in the 2017 PEA, substantial ground water may be encountered at the Juanicipio Project, and currently there has not been a detailed hydrogeological study for the planned mine. Further understanding of the likely quantity of ground water is required and will be gained from a hydrogeological study, which is a recommendation contained within the 2017 PEA. Until such hydrogeological study is completed, the impact of underground water on the Juanicipio Project development is unknown and may affect the project’s feasibility and profitability.

The contemplated development of the Juanicipio Project may be adversely impacted by a lack of access to a skilled workforce.

The development of the Juanicipio Project will depend on availability of a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce (including as a result of the COVID-19 outbreak), could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

The Juanicipio Project mine plan and mine design, the financial results, and the contemplated development timeline to production may not be consistent with the 2017 PEA.

The 2017 PEA was commissioned independently by MAG, and not by the Juanicipio Joint Venture. The mine plan and mine design envisioned in the 2017 PEA are based on both an Inferred Mineral Resources and Indicated Mineral Resources and reflects a processing capacity of 4,000 tonnes per day, expanded underground workings and the sinking of an internal shaft (or winze) to access the Deep Zone (as defined in the 2017 PEA). The underground development to date, has, to the extent applicable, incorporated the mine plan and design envisioned in the 2017 PEA. Although the Company believes the 2017 PEA reflects the mine plan and design that Fresnillo as operator will build and operate, Fresnillo may adopt alternate mine plans and other changes, and the scope of operations, if any, may differ materially from that presented in the 2017 PEA.

Although Fresnillo has indicated to the Company that the permits for mine plan and design were received in 2018, there is no assurance that future required permits will be issued on a timely basis or at all (see “There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties”, above).

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As well, the preliminary economic assessment set out in the 2017 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the estimates described in the 2017 PEA will be realized. There is no guarantee that development and construction will be completed in accordance with the 2017 PEA, and if completed, that production will begin or that operating or financial results will be consistent with the 2017 PEA.

The temporary suspension of all “non-essential” operations ordered by the Mexican government in response to the COVID-19 virus including the current stoppages and restrictions on activities at Juanicipio, could result in delays in the development timeline and increased costs. In addition, Mexican authorities could impose further restrictions on the operations at Juanicipio, beyond the current stoppage of surface exploration and construction work and beyond the current reduction in underground development activities. If Mexican authorities were to extend the suspension order caused by the COVID-19 virus outbreak beyond May 2020, or if all underground development at Juanicipio was suspended for an undefined period of time there could be additional increased medical and other costs to be incurred, and further project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

The Juanicipio Project capital requirements and timeline to production contemplated in the 2017 PEA are subject to volatility and uncertainty.

The development of the Juanicipio Project will use a significant amount of commodities, consumables and other materials. Prices for steel, concrete, fuel and other materials, commodities and consumables required for mine development can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond control of the project operator. Higher costs for construction materials like steel and concrete, the impact of the Mexican peso exchange rate on various development inputs, or tighter supplies can affect the costs and timing of the project development.

The development of the Juanicipio Project will also utilize significant amounts of large and small equipment that may be critical to the development and construction of the project. Repeated and/or unexpected equipment failures and/or unavailability of equipment could cause interruptions or delays in the development and construction and could have a material adverse effect on the project costs and timeline.

Although Fresnillo has indicated that it now expects Minera Juanicipio to commence underground mine production starting in mid-2020 and commercial production in mid-2021, there are no assurances that production will be achieved by that date, or that it will be consistent with the 2017 PEA. On February 24, 2020, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced that the estimates from January 1, 2018 of initial project capital had been revised to $440 million for the Juanicipio Project inclusive of capitalized operating costs (MAG’s 44% share is $193.6 million), to be incurred prior to the envisaged commencement of commercial operations. As neither Minera Juanicipio nor the Company has completed a pre-feasibility study or feasibility study on the Juanicipio Project, these estimates are subject to uncertainty. The 2017 PEA is preliminary in nature and there is no certainty that the estimates described in it will be realized. Any changes in the mine plan, mine design and/or scope of operations from those envisioned in the 2017 PEA, may have a significant adverse impact on capital costs or timing to start-up, than is currently expected.

Risks Relating to the Company’s Property Titles

The Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.

The Company’s mineral property rights, including its indirect interest in the Juanicipio Project, may be subject to prior unregistered agreements, transfers and claims and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. A full investigation of legal title to the Company’s property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties may dispute title or access to the properties in which the Company has an interest. The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects. Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

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Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.

Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title. Any challenge to the title or access to any of the properties in which the Company has an interest, including its indirect interest in the Juanicipio Project, may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.

All of the agreements under which the Company may earn interests in properties, including any indirect interest acquired through Minera Juanicipio, have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Risks Related to Minority Interest Investment in the Juanicipio Project

The Company is a minority shareholder and non-operator of Minera Juanicipio and therefore is dependent on, and subject to, the decisions of the majority shareholder and operator of the project.

Although the Company has representation on both the board and technical committee of Minera Juanicipio, the terms of the Shareholders Agreement governing the operation of Minera Juanicipio, as well as its corporate by-laws, provide effective control to Fresnillo over many of the activities and operating decisions of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder and non-operator of Minera Juanicipio and is dependent on Fresnillo to manage and operate the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement (which, among other things, requires Fresnillo to manage and operate the joint venture in accordance with best industry practices), the by-laws of Minera Juanicipio and applicable Mexican law. If Fresnillo manages the affairs of Minera Juanicipio in a manner that results in violation(s) of the Shareholders’ Agreement, by-laws and applicable laws, such violation(s) may have an adverse impact on the Company. Any disputes under the Shareholders’ Agreement are subject to arbitration in Mexico under Mexican Law.

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Fresnillo, as operator of the Juanicipio Project, has the ability to undertake certain actions, legal or otherwise, which may result in the shareholders of Minera Juanicipio having to fund cash calls. The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether. Fresnillo is a much larger entity with far greater access to financial resources than the Company.

As operator, Fresnillo has control of the timing of cash calls, relationships with contractors and employment matters together with other operational matters. The Company’s lack of control over such matters could have an adverse impact on the Company.

The Company holds its Juanicipio Project interest through a joint venture and therefore may be adversely impacted by disputes amongst the joint venture shareholders.

The Company’s 44% interest in the Juanicipio Project is also subject to the risks normally associated with the conduct of incorporated joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held through joint ventures: disagreement between joint venture shareholders on how to conduct business efficiently; inability of joint venture shareholders to meet their obligations to the joint venture or third parties; or litigation arising between joint venture shareholders.

The joint venture in respect of the Juanicipio Project is organized through a corporation (Minera Juanicipio) that is formed under and governed by the laws of Mexico. The laws in Mexico do not provide all of the same protections that are available to shareholders of corporations that are formed under the laws of Canada or the United States. Accordingly, any dispute between the Company and Fresnillo as the shareholders of Minera Juanicipio could have a materially adverse effect on the Company.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (the “ICC”), and in May 2011, the Company announced that it had received a favourable ruling, dated April 28, 2011, of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against Fresnillo. In its ruling, the arbitral tribunal awarded MAG U.S.$1.86 million in damages. Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

The Company has significant shareholders that may be able to exert influence over the direction of the Company’s business.

Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”) with respect to Fresnillo and Sprott Asset Management L.P., Sprott Asset Management USA, Inc, and Sprott Global Resource Investments Ltd., (collectively “Sprott”) and their respective affiliates, as at the date of this AIF, the Company believes that each holds approximately 11.26% and 10.61% respectively, of the Company’s Common Shares. Accordingly, Fresnillo and Sprott, either in unison and/or individually, may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including business combinations and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of a number of shareholders takes place in such shareholder meetings, Fresnillo and/or Sprott may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

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Further, the significant ownership of Common Shares by Fresnillo and Sprott may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that is the operator of the Juanicipio Project, and has substantial property holdings surrounding the Juanicipio Project, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, Minera Juanicipio may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

Other Business Risks

The Company or Minera Juanicipio may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees.

All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, each of the Company and Minera Juanicipio may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company’s liability insurance may not fully cover such claims. See also “The Company holds its Juanicipio Project interest through a joint venture and therefore may be adversely impacted by disputes amongst the joint venture shareholders.”

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and Minera Juanicipio’s operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development, the possibility of affected parties pursuing class action lawsuits and a higher level of responsibility for companies and their officers, directors and employees. The Company’s operations and the operations of Minera Juanicipio at the Juanicipio Project are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing storage facilities, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the operations of Minera Juanicipio. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and Minera Juanicipio and may cause material changes or delays in the Company’s and Minera Juanicipio’s intended activities. The environmental impact assessments may impose the condition to the Company or Minera Juanicipio of obtaining the authorization from the indigenous communities where the mining activities are to be carried out.

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Mineral exploration is a highly competitive industry.

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company may face equipment shortages, access restrictions and a lack of infrastructure.

The majority of the Company’s interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, including the Company’s interest in the Juanicipio Project, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company, and in the case of the Juanicipio Project, on terms acceptable to the operator (Fresnillo), or the delay in availability of these items could prevent or delay exploitation or development of the Company’s mineral property interests. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and Minera Juanicipio and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company’s operations and financial results.

The Company is dependent on its key personnel, none of whom are insured by the Company.

The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance. The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan. The Company has not obtained “key man” insurance for any of its management. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition. The loss of George Paspalas in particular could have a negative impact on the Company until he is replaced.

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The Company is dependent on Cascabel and IMDEX to oversee its operations in Mexico.

The Company is dependent upon the continued availability and commitment of Cascabel and IMDEX for the day-to-day supervision of the Company’s operations in Mexico. The Company also relies heavily on Dr. Peter Megaw, a principal of Cascabel and IMDEX, for the planning, execution and assessment of the Company’s exploration programs. Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all the Company’s projects, including the Juanicipio Project. Dr. Megaw was a director of MAG from February 6, 2006 to June 23, 2014 and has since been appointed the Company’s Chief Exploration Officer (although he is still remunerated through IMDEX). IMDEX is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for Dr. Megaw. The loss of Dr. Megaw, or the services of Cascabel and IMDEX, could impair the Company’s ability to execute its business plan in Mexico, and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If either the Company or Minera Juanicipio, through its operator Fresnillo, is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s and Minera Juanicipio’s success. As Fresnillo is the operator of the Juanicipio Project, the ability to recruit and retain qualified personnel with respect to that project lies outside the direct control of the Company. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff may be required, particularly in Mexico. The Company or Minera Juanicipio may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company or Minera Juanicipio is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects (including the Juanicipio Project) at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company or Minera Juanicipio may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

In addition, the COVID-19 virus outbreak may cause the Company to have inadequate access to an available skilled workforce.

Conflicts of interest may arise among the Company’s directors as a result of their involvement with other natural resource companies.

Most of the Company’s directors do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the Business Corporations Act (British Columbia), has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

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Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s and Minera Juanicipio’s financial position and results. Exploration and development programs to be conducted by the Company and Minera Juanicipio in Mexico will be partially funded in Mexican pesos and any appreciation in Mexican currency against the U.S. dollar will increase the costs of carrying out operations in Mexico.

The Company has determined that its functional currency is the U.S. dollar; however, it maintains a portion of cash balances in Canadian and Mexican pesos in order to fund expenditures in such currencies. The Company is therefore exposed to currency risks and exchange losses may be realized on a devaluation of either the Canadian dollar or Mexican peso.

The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Cyber security risks may impact the Company’s Business.

Cyber attacks to the Company’s head office could result in damage or loss of data and operational capability. Cyber attacks to the Juanicipio Project can render systems down for a longer period of time or destruction of data which could impact development and ultimate operations.

Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company’s operations.

Unusual or unexpected formations, power outages, labour disruptions, theft of assets, indigenous communities complaints, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs in the Company’s mineral properties, including the Juanicipio Project, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. There was a fatality at the Juanicipio Project in 2014. Safety measures have been implemented by the Company or its joint venture partner, Fresnillo, but there are no assurances that these measures will be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company’s insurance may not cover all potential risks associated with the Company’s operations, including the operations in the Juanicipio Project. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company’s operations and financial condition. In addition, from time to time, the Company and Minera Juanicipio may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company or Minera Juanicipio is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. The Company does not carry political risk insurance. Similarly, if the Company or Minera Juanicipio is subject to governmental investigations or proceedings, it may incur significant penalties and fines, and enforcement actions against it could result in the closing of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company or Minera Juanicipio, as applicable, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

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Metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company.

Metal prices, including silver, gold, zinc, lead and copper prices, have fluctuated widely in recent years. The marketability and price of any metals that may be acquired or produced by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential Mineral Reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Additionally, the current outbreak of COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets.

Declines in metal prices may have a negative effect on the Company and on the trading value of its shares.

Risks Relating to the Regulatory Environment

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business. The Company cannot ensure that its employees or the employees of Minera Juanicipio or other agents will not engage in such prohibited practices, for which the Company or Minera Juanicipio could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company’s business and financial condition. The Company has adopted a Code of Business Conduct and Ethics to promote legal and ethical business conduct by its directors, officers and employees. However, the Company cannot provide assurance that this code, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity. In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors or joint venture partners, for which the Company might be held responsible.

The Company may be required by human rights laws to take actions that delay the advancement of its projects.

There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities and may have a negative impact on its reputation. Opposition by such groups to the Company’s or Minera Juanicipio’s operations may require modification of, or preclude the operation or development of, its projects or may require the Company or Minera Juanicipio to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

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Mexican Foreign Investment and Income Tax Laws apply to the Company.

Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican corporate taxes. Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax. As of January 1, 2014, there is a new withholding tax on dividends paid by a Mexican company to Mexican individuals and non-Mexican shareholders of 10% applicable to earnings generated as of 2014; “previously tax net earnings” generated until 2013 are not subject to this withholding tax. This withholding tax rate may be reduced under the applicable Tax Treaties to Avoid Double Taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%. As of January 1, 2014, a mining royalty fee is in effect in Mexico of 7.5% on income before tax, depreciation, and interest, as well as an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues, as described above under “Income Tax – New Tax Regime Effective January 1, 2014”. Among the amendments for 2014, Mexican companies are no longer allowed to partially deduct certain expenses such as fringe benefits paid to its employees which in turn are tax exempted for the same employees (e.g. food coupons, pension and retirement funds additional to those provided for under the Mexican Security Law).

On December 31, 2016, the State Government of Zacatecas, Mexico published a new tax law for the state (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017 and imposes environmental taxes on activities such as (i) extraction of materials other than those regulated by the Federal Mining Law; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water, and (iv) deposit of industrial waste. After various legal challenges, two of the taxes were declared constitutional and two taxes unconstitutional for Minera Juanicipio. The annual cost to Minera Juanicipio of complying with the two taxes deemed constitutional is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of the Juanicipio Project. However, this is an example of a type of tax that can occur in the future.

The Mexican value-added tax (“VAT”) is a refundable tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is currently 16% but is subject to periodic review and change by the relevant Mexican tax authorities. The Company and Minera Juanicipio have traditionally held a VAT receivable balance due to the expenditures they incur whereby VAT is paid to a vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover. The Company and Minera Juanicipio to date have been able to recover the majority of their VAT paid, and in the case of Minera Juanicipio, any VAT not recovered will be applied against VAT payable, but only once it is in production and collecting VAT on its sales. The recoveries of future VAT paid, and possible extended delays in recoveries common in Mexico, could adversely affect exploration, development, and operating costs.

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Legislative changes in the VAT effective January 1, 2017 may prevent mining companies during the exploration stage from requesting VAT refunds, unless they are certain they will eventually operate and generate revenue.

Future legislative changes in Mexico are not predictable and may have a negative effect on the Company and its operations.

The Company’s activities in the properties are subject to extensive laws and regulations governed by Mexican regulators.

The Company’s activities, including but not limited to the operations at the Juanicipio Project, are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, indigenous communities’ rights and other matters. Specifically, the Company’s Mexican mining concessions are subject to regulation by the Mexican Department of Economy - Direccion General of Mines (“DGM”), the environmental protection agency of Mexico (“SEMARNAT”), Comisión Nacional del Aqua (“CONAGUA”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

In response to the COVID-19 virus outbreak, the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. The Company understands that Fresnillo, the operator of Juanicipio, has been in regular consultation with Mexican Government officials to determine the most appropriate compliance approach while attempting to minimize the overall impact on project development. Fresnillo has advised the Company that to date, surface exploration and construction work at Juanicipio has been temporarily stopped, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols. While underground development at Juanicipio is continuing on a reduced basis, there is no certainty that the Mexican regulators will not require further limitations on, or even a full shut down of, the operations at Juanicipio in connection with COVID-19. The potential costs of complying with these COVID-19 requirements is unknown and could have a material adverse effect on the Company.

The Company follows Canadian disclosure practices concerning its Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.

The Company’s Mineral Resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC’s reporting and disclosure requirements, as the Company reports Mineral Resources in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report Measured, Indicated and Inferred Mineral Resources. In the United States, mineralization may not be classified as a Mineral Reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Mineral Reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically, although it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary Note for United States Investors”.

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The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Company’s Securities

Funding and property commitments may result in dilution to the Company’s shareholders.

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options and share units may also result in dilution to security holders.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities, dilute investors’ voting power and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

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The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

The Company is a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that MAG was a PFIC for the 2019 financial year. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

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The Company, its principals and assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.

The majority of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

All of the Company’s mineral assets are located outside of Canada.

All of the Company’s mineral assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.

The Company has common share equivalents issued consisting of Common Shares issuable upon the exercise of outstanding exercisable stock options or issuable upon the conversion of restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) each convertible into one Common Share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options. RSUs and PSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, stock options, RSUs, PSUs and DSUs. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

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The Company has not paid dividends and may not pay dividends in the foreseeable future.

Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

There is currently no market through which our securities, other than our Common Shares, may be sold.

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable offering document, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, subscription receipts, units or warrants. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

MINERAL PROJECTS

The Company’s material property at the date of this AIF is its 44% (Fresnillo plc 56%) holding in Minera Juanicipio which holds the Juanicipio Project.

The Company’s Mexican mining concessions are issued by the Federal Government of Mexico. All concessions held by the Company are either held directly, through option agreement or through Minera Juanicipio, and are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. Notwithstanding this there are potential surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests. Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations. At the Juanicipio Project, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.

In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent. Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration. For the Juanicipio property, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District, Zacatecas State, Mexico, approximately 6 kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares. The Company initially acquired a 100% interest in the Juanicipio Project in 2003. From 2005 to 2007, Peñoles earned a 56% interest in the Juanicipio Project by conducting U.S.$5,000,000 of exploration on the property and purchasing U.S.$1,000,000 worth of Common Shares of the Company at market price at the time of purchase. In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio Project. In 2008, Peñoles transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Fresnillo is the operator of Minera Juanicipio, which is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”) and its corporate by-laws. Pursuant to the Shareholders Agreement and Minera Juanicipio’s corporate by-laws, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the Shareholders Agreement.

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The major asset associated with the Juanicipio Project is a high grade silver-gold-lead-zinc epithermal vein deposit. An NI 43-101-compliant technical report commissioned by the Company, the 2017 PEA, was filed on SEDAR on January 19, 2018. Fresnillo prepares its own internal Mineral Resource estimate annually. Fresnillo’s estimates are not prepared in compliance with NI 43-101, and were not used in the 2017 PEA and are not relied upon by the Company.

Summary

The following summary of the Juanicipio Project is extracted from the 2017 PEA. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and Mineral Resource estimates, are contained in the 2017 PEA. The 2017 PEA is incorporated by reference into this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the 2017 PEA. The monetary values shown in the 2017 PEA are in U.S. dollars ($) and are reported on a 100% basis, unless otherwise denoted.

Introduction

The 2017 PEA provides an update of the Mineral Resource estimate and Preliminary Economic Assessment of the Mineral Resources identified within the Minera Juanicipio Property (the “Juanicipio Property”) in Zacatecas State, Mexico. The 2017 PEA has been prepared by AMC Mining Consultants (Canada) Ltd. (AMC) of Vancouver, Canada on behalf of MAG.

MAG owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns (100%) of the Juanicipio Property. Fresnillo holds the remaining 56% interest in the joint venture and is the project operator. The 2017 PEA has been prepared in accordance with the requirements of NI 43-101, “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators for lodgement on SEDAR.

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of the 2017 PEA will be realized.

The monetary values shown in the 2017 PEA are in U.S. dollars ($).

Location

The Juanicipio deposit consists of two main vein systems that lie in the north-eastern part of the Juanicipio Property, which is situated about 6 km to the south-west of the city of Fresnillo, a town located about 60 km north-west of the state capital, Zacatecas City. Zacatecas City has a population of approximately 140,000 and is located about 550 km northwest of Mexico City. Zacatecas City is serviced by daily flights from Mexico City. Surface rights to the part of the Juanicipio Property where Mineral Resources have been identified are held by Minera Juanicipio.

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Geology and mineralization

The Juanicipio deposit consists of two main vein systems, the Valdecañas vein system and the Juanicipio vein, which are significant silver-gold epithermal structures. The Valdecañas vein system consists of five veins (V1E, V1W, HW1, VANT, and V2W) and the Juanicipio vein (VJUA). Both systems strike east-southeast and dip 35° to 70° with an average dip of about 58° southwest. The Valdecañas vein system displays the metal zonation typical of the Fresnillo District and epithermal veins in general, of an upper precious metal zone (Bonanza Zone) grading downwards into a deeper base metal zone (Deep Zone). There is significant evidence for a repeat of this zonation in the deeper reaches, perhaps reflecting “stacked” boiling levels (Buchanan, 1981). The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the Property.

The Juanicipio vein is located some 1,100 m to the south of the Valdecañas vein. Thirty-five drillholes contribute to the definition of this vein. Overall, Juanicipio is a much thinner vein and appears to have a higher gold content; however, this interpretation is based on a limited number of overall samples. Mineralization styles and host rocks are the same as those for Valdecañas.

The Valdecañas vein system has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite-acanthite banding, and open-space cocks-comb textures and vuggy silica. The vein system exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver- and gold-rich zones at the top (Bonanza Zone) to increased lead and zinc in the deeper reaches (Deep Zone), with copper coming in at the deepest levels.

Mineralization in the Bonanza Zone consists of precious metal-rich, banded, or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. Mineralization in the Deep Zone consists of base metal-rich, banded, or brecciated quartz-galena-sphalerite-chalcopyrite veins with lesser acanthite and pyrargyrite. Portions of the veins in the Deep Zone show skarn minerals, including garnets, pyroxenes, ilvaite, and axinite within and surrounding the veins. Retrograde hydration of these minerals to chlorite and hydrogrossular is pervasive and widespread.

Mineral Resources

In December 2016, MAG Silver commissioned AMC to prepare an independent estimate of the Mineral Resources of the Property, to be compiled using exploration data available up to 31 December 2016. The updated global Mineral Resource estimate is summarized in the Table 1.1 below. The Mineral Resources are based on a cut-off Net Smelter Return (NSR) value of $55/t.

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Table 1.1 Summary of Global Mineral Resources as of 21 October 2017 (reflecting drilling results up to 31 December 2016)

Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal contained in Mineral Resources
							Ag (Moz)	Au (koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	12.83	427	2.10	2.11	3.68	0.13	176	867	598	1041	38
Inferred	12.13	232	1.44	2.46	4.68	0.27	91	562	658	1252	71

Notes: CIM Definition Standards (2014) were used for reporting the Mineral Resources.

Dr A. Ross, Ph.D., P.Geo. of AMC is a Qualified Person under NI 43-101 and AMC takes responsibility for the Mineral Resource estimate.

Mineral Resources are estimated at a resource NSR cut-off value of $55 per tonne.

Resource NSR values are calculated in U.S.$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au, $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The numbers may not compute exactly due to rounding.

Source: AMC Mining Consultants (Canada) Ltd.

The Valdecañas vein system displays the vertical grade transition from upper silver-rich zones to deep base metal dominant areas that is typical of Fresnillo District veins and epithermal silver veins in general. The Mineral Resource estimate was manually divided into the Bonanza Grade Silver (BGS) Zone and the Deep Zone to highlight differing metal content within the two zones. Parts of the Juanicipio vein are included in the BGS Zone as well as the silver-rich portions of the other veins. The BGS Zone terminology was used in the previous report and is kept for continuity. The results are shown in Table 1.2 below.

Table 1.2 Mineral Resource by Bonanza and Deep Zones as of 21 October 2017(reflecting drilling results up to 31 December 2016)

Zone	Resource category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
BGS Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1129	69
1	Notes: See footnotes Table 1.1 above.

Geotechnical Considerations

Following the 2012 PEA, Minera Juanicipio conducted additional exploration drilling and captured further geotechnical data from the drill core. This data was used to complement the existing data, and a re-assessment of conceptual stope dimensions, ground support requirements and vertical development stability analyses was conducted. The assessment findings were recorded in a Preliminary Geotechnical Report compiled in September 2015.

Subsequently, AMC was requested to further review the available geotechnical information and to undertake underground visits to neighbouring mines and the existing decline at Juanicipio. These visits afforded AMC’s geotechnical engineers the opportunity to take relevant measurements, obtain an appreciation of the geotechnical environment in which the mining operation is expected to take place, assess the stability of existing underground excavations taking cognisance of installed support systems, and liaise with technical services personnel.

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AMC also assisted the Minera Juanicipio geologists in reviewing the existing geotechnical model, and a new 3D geotechnical model was developed by AMC for Juanicipio. The new geotechnical model takes cognisance of the additional laboratory-conducted rock strength testing recommended by AMC.

Rock mass properties and hydrogeology

A total of 20 drillholes has been geotechnically logged for the Juanicipio project area. The results indicate that the quality of the host rock can be anticipated to be Fair; and that there will be some areas where Poor ground conditions could be expected, these being in the vicinity of faults and intersections with rhyolite tuff agglomerate or shale.

The Deformation Modulus (Young’s Modulus) is an indication of the stiffness of the rock type. The host rock at Juanicipio is fairly soft, implying that deformation can be expected when subjected to large loads / stress.

To assess the rock mass properties, the results of data reduction analyses were input into Rocscience’s RocLab software package. Only the LUAR rock mass properties were evaluated, reflecting both the predominance of the LUAR lithology as the host rock for the mineralized vein and the quantity and type of available rock strength test data. The results of the rock mass property analysis indicate that the waste rock strength is Fair to Good. The single sample for vein mineralization indicated a Uniaxial Compressive Strength (UCS) of 178 MPa or Good classification.

Based on limited data, the depth of weathering appears to vary significantly across the site. Depths of weathering down to 400 m below surface have been recorded.

There have been no detailed investigations carried out on the hydrogeology of the Juanicipio area. AMC recommends that hydrogeological investigations be carried out, taking particular cognisance of any further available relevant information from other mines close by. The strategy adopted for mine planning is to have the main development (ramps and footwall access) ahead of the stope mining front. This strategy will assist in dewatering levels prior to stoping.

Stable stope spans

No additional detailed geotechnical core logging has been conducted on drillhole core since the assessment of potential stope panel dimensions and vertical development recommendations were made in 2015. The results of the stope stability assessments for the Juanicipio project using the empirical Stability Graph Method (Mathews et al. 1981; Potvin, Y. 1988) indicate that hangingwall stability is strongly influenced by vein dip. At a 65° dip a vertical stope height of 21.8 m is projected to be stable without support. At lower dip angles cable bolt support may be needed, especially in the volcanic lithologies. At a 45° dip and in the volcanic lithology, a 15 m or greater vertical height is projected to require hangingwall support for stability.

Stope dilution estimation

Dilution for Long Hole Open Stopes (LHOS) has been geotechnically estimated using the equivalent linear overbreak slough (ELOS) technique (Clark and Pakalnis, 1997). This empirical method estimates the overbreak based on recorded case histories and established design curves relating the modified stability number N’ and the hydraulic radius. Stopes are considered likely to be sensitive to overbreak to some degree given the blocky ground conditions. The dilution estimation indicates an anticipated dilution of ~0.55 m from a sedimentary hangingwall dipping at 55°.

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Mining Concept

A number of conceptual mining method studies have been carried out to identify suitable design strategies for the project. The studies include identification of the most suitable stoping method, production rate, backfilling method, and haulage method for the mine. Methods that provide high mining recovery and lower dilution have been assessed against other methods that may be cheaper, but result in greater loss or dilution of mineralization.

The 2012 PEA study considered a longhole stoping mining method with pastefill and a production rate of 2,650 tpd. AMC undertook several site visits to other operating mines in the area to review the details of the mining methods used and the application of rock fill. The primary mining method continues to be longhole stoping, but at an increased production rate of 4,000 tpd. Some cost savings and production efficiencies have been identified with the use of waste rock fill, which is now considered as the primary backfill; in the wider stopes where more than one longitudinal pass is required, cemented rock fill will be utilized.

The proposed mining method employs zone access via three internal ramps on 20 m sub-levels, as well as footwall access to the extents of the mineralization to allow placement of rock fill. Stopes 20 m high (floor to floor) are mined from the extents back to the central access (on retreat) with rock fill placed within 20 m of the blasting face.

In the lower levels of the vein, the vein widens out to a maximum thickness of approximately 30 m. In these areas, the vein will be mined in two longitudinal passes with a maximum width of 15 m. The footwall stope will be taken first over the full strike length, followed by the hangingwall stope. Cemented rock fill will be used in the footwall stope to prevent waste entering the hanging wall stope.

A composite conceptual plan view of the mine design showing the general layout of ramps and footwall drives for backfill access is shown in Figure 1.1 below.

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Figure 1.1 Composite plan view of mine design

Truck haulage, shaft hoisting, and conveying have been considered for transferring mineralized rock and waste from the mine workings to surface. All waste not placed directly in stopes will be trucked to surface via twin access declines, where it will be stockpiled and later used for backfilling stopes as they are mined out. In early mining, mineralized rock from development and stoping will be trucked to a rock pass feeding the underground crusher. The crusher station is located on 1950 RL, from where the mineralized rock will be transferred to surface via a main conveyor (base at 1940 RL). The decline portal for the conveyor is near the projected processing plant location.

An underground winze (780 m in length) will be sunk in the hangingwall of the mineralization. The winze is planned to eventually hoist (after Year 8) mineralized rock from the loading station on 1300 RL to the top of the shaft on 2040 RL. Mineralized rock is transferred directly from the skips to the decline conveyor via a rock pass and loading station.

It is envisaged that mining will be carried out using modern trackless mining equipment. The proposed mine ventilation circuit will include a number of ventilation raises, raise-bored from surface.

Figure 1.2 below is an illustration of the mine as a whole, showing the ventilation layout, the conveyor route to surface, and the winze.

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Figure 1.2 Overall mine layout

Mineral Processing

Metallurgical test work was carried out between 2008 and 2015 on metallurgical samples composited from 67 drillhole samples taken from the Valdecañas vein system.

The proposed process plant consists of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate.

It is envisaged that crushed mineralized rock will be delivered to a stockpile located near the mill and will feed directly to the mill via transfer conveyors.

The proposed milling circuit comprises a semi-autogenous grinding mill and ball mill, producing feed to the flotation circuit. Separate lead, zinc, and pyrite concentrates would be thickened, filtered, and stockpiled for dispatch by truck directly to customers or for onward shipment. It is noted that, although Cu is estimated in the Mineral Resource, it is not considered in this study, additional mineral processing work being required to establish prospects for reasonable extraction.

It is envisaged that the process plant will ramp up operations over a three year period to a steady state throughput rate of 1.4 Mtpa. Estimated mill recoveries are summarized in Table 1.3.

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Table 1.3 Mill recoveries

	Gold	Silver	Lead	Zinc
Mill recovery	82%	95%	93%	90%

Project Infrastructure

A 6.5 km access road, mostly over hilly terrain, will be required to access the main decline portal site from the mill. A two-lane sealed road suitable for use by heavy vehicles is proposed.

Power would be supplied to a main substation at the site via a 115 kV overhead power line supplied from the local grid. The line would have a length of approximately 1.5 km to the main processing plant sub-station.

The electrical supply system for the Juanicipio project will be developed in stages as the project develops. An initial system, with power sourced from a nearby mine, has been used for the initial decline development. This power will eventually be disconnected, and the supply switched over to the permanent mine system, which originates at the mill substation.

The permanent system will have power feeding the underground and surface facilities from the mill substation. There will be two feeders for the mine: a power line that will follow the access road to deliver power from the mill to the current portal and surface ventilation fans, and a second power line going down the conveyor decline.

It is anticipated that water will initially be provided via a pipeline from a neighbouring mine that has excess water from ground water inflow. This water will be supplemented by any water from dewatering the underground workings at Juanicipio.

It is envisaged that all mill tailings will be discharged to a tailings storage facility (TSF) with a total volume of approximately 18 Mm3. No detailed environmental or geotechnical studies have been carried out on suitable sites for the TSF for the project. Nevertheless, several sites have been considered, including a location adjacent to the proposed mill site.

Underground infrastructure

The proposed handling system for mineralized material is based around a nominal 4,000 tpd capacity, approximately equivalent to 216 tph over a 24-hour period, based on a capacity factor of 1.3. This allows for excess capacity in the mineralized material handling system relative to any potential disconnection between the mine and mill. Initially mineralized material transport from various mining levels will be by truck haulage to the crusher on 1950 RL. The crushed material is then placed on a load-out belt feeding two sequential conveyors to the surface stockpile adjacent to the mill.

Later in the mine life, an internal winze is projected to be sunk to allow the hoisting of mineralized material from the loading pocket on 1300 RL up to the crusher on 1950 RL. From there, the material will be conveyed out of the mine via the existing conveyor system. The winze hoist consists of a double drum, dual skip system with rope guides. The hoist is mounted at the head of the winze excavation in a chamber above the skip dumps. The skips are discharged via pneumatic self-discharge systems into a raise that leads to a 500 t storage bin. Mineralized material that is delivered to the bin will be sized to minus 200 mm. The storage bin discharges into a jaw crusher that sizes the material to minus 100 mm. The hoist is designed to accommodate the production capacity of 1.4 Mtpa, however there is some spare capacity built in through potential minor adjustments in hoisting schedules or skip sizes.

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Development waste is either hauled to surface by trucks via the twin access declines, or placed directly into stopes as backfill. All waste hauled to surface will be stored near the current portal. Waste required for subsequent backfilling will be delivered down a waste pass driven as close to the deposit as practicable, and then distributed to the stopes.

Two bays will be provided for the storage of bulk emulsion, each containing one 24,000 L storage tank and a storage area. A third bay will be designated for the storage of detonators on wooden shelves. A powder bay will be designated for the storage of all other explosive products (other than the bulk emulsion and the detonators) on wooden shelves. A concrete wall with a steel door will separate this bay from the rest of the mine workings. All explosives bays will be located on 1920 RL.

The main maintenance area will be located on surface. All major scheduled planned maintenance and rebuilds will take place in the surface workshop. Two small service bays will be located underground for low-level maintenance such as lubrication and small repairs. To reduce the quantity of fuel and oils stored underground, it is envisaged that the truck fleet and most utility vehicles will be fuelled on surface and maintained in a surface heavy equipment workshop. Only vehicles and equipment not travelling to surface as part of their daily routine will be fuelled underground.

Local area compressors will supply compressed air for the underground maintenance and service bay area, with compressed air lines from the air receiver routed to convenient locations in the area. All mobile drilling equipment, including jumbos, longhole drills, bolters, and cable bolters will be equipped with on-board compressors. ITH drills will have portable adjacent compressors to meet their elevated pressure requirements. Two units are required for this purpose.

Refuge station chambers with 30-person capacity will be used for emergencies; these chambers will be portable for flexibility of location at the most appropriate areas of the mine.

The ground water inflow into the mine has been estimated using information from nearby mines and is not based on a hydrogeological model. The hydrology data available at the time of this report is not sufficiently detailed to fully understand the likely magnitude of water inflow into the mine along faults or other geological features. AMC understands that other mines in the area are currently experiencing a steady mine inflow of the order of 190 L/s in similar geological structures and lithologies to those that will be encountered at Juanicipio. Relating the strike length of the Juanicipio mineralization to other mineralization strike lengths in the area has allowed a design criterion for long term steady state inflow of 95 L/s to be projected. The mine dewatering system will be sized to handle twice this amount as the peak outflow.

The overall dewatering strategy largely depends on accessing the lower levels of the mine well ahead of stope production. This early development approach provides a means for installing a series of dewatering sumps that will dewater sections of the mine prior to production mining. The risk of flooding will be partially mitigated by this early development strategy and by the provision of spare pumping capacity.

Project Development and Production Schedule

Minera Juanicipio is currently developing an access decline to the mineralization, which is at approximately 1920 RL as of the time of this Report. It is estimated that it will take approximately two years to extract first mineralization and commence concentrate production. Key conceptual milestones relating to the project development are shown in Table 1.4.

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Table 1.4 Project development conceptual milestones

Milestone	Start	Finish
Decline development	Year 1	Year 8
Conveyor decline	Year 1	Year 2
Internal winze, engineering, and construction	Year 3	Year 9
Processing plant	Year 1	Year 3
Full production (ramp up to 1.4 Mtpa)	Year 2	Year 5

Year 1 is assumed to be 2018.

The estimated LOM production tonnage and grade that forms the basis for the preliminary economic assessment is set out in Table 1.5.

The potential quantity and grade is conceptual in nature. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized.

Mill feed from vein development comprises approximately 25% of total mill feed, with the remainder from stoping operations.

Table 1.5 Material projected to be mined and processed as a basis for the economic assessment

	Grade				Contained metal
Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (Mlbs)	Zn (Mlbs)
23,123,706	282	1.37	1.84	3.43	210	1,019	938	1,748

The tonnage and grades shown in Table 1.5 have resulted from the mine design and scheduling process conducted on the Mineral Resource estimate and block model prepared by AMC and described in this Report. A $55 Net Smelter Return (NSR) cut-off was applied to the Mineral Resource model, stope shapes have been projected, and estimated dilution and mining losses have been accounted for. Metal prices used in the NSR calculation were $1,225 per ounce gold, $17.30 per ounce silver, $0.87 per pound lead, and $0.94 per pound zinc. An exchange rate of 18.46 Mexican pesos to one U.S. dollar was assumed.

In developing the tonnage and grade estimates, stope blocks that were in contact with the property boundaries were excluded and zero grade has been assumed for the dilution material. Approximately 38% of the tonnage and 22% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources. The 2017 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of the 2017 PEA will be realized.

Project Capital Costs

Project capital is estimated at $840M; pre-production capital (Year 1 to Q1 Year 3 inclusively) is estimated to be $360M. Sustaining capital ($480M) is defined as all capital following pre-production and includes ongoing mine development after concentrate production commences, and mobile and fixed equipment replacements and rebuilds over the mine life. A summary of projected capital costs is shown in Table 1.6.

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Table 1.6 Summary of projected capital costs

Item	Capital ($) total LOM	Pre-production capital ($)
		Y01	Y02	Y03*
Underground development	226,272,930	25,243,270	32,209,310	5,241,840
Mine equipment	161,878,000	0	7,284,510	4,249,300
Winze	64,044,740	0	0	0
Material movement - trucking development waste	46,949,770	1,778,840	2,082,660	1,414,330
Road and powerline to portal	5,914,000	5,914,000	0	0
Process plant	91,877,700	23,902,690	38,244,310	9,561,080
Surface infrastructure	68,138,330	13,865,330	13,865,330	13,865,330
UG infrastructure	65,830,930	19,276,980	19,276,980	19,276,980
Capitalized operating costs	22,770,790	5,149,800	14,096,800	3,524,200
EPCM	24,956,260	8,318,750	8,318,750	8,318,750
Owners cost	16,377,420	5,459,140	5,459,140	5,459,140
Contingency	45,157,810	15,052,600	15,052,600	9,572,230
Total	840,168,680	123,961,400	155,890,390	80,483,180
Pre-production capital	360,334,970
Sustaining capital	479,833,710

Totals do not necessarily equal the sum of the components due to rounding adjustments.

* Assumed to be Q1 2020

Subsequent to the year end, on February 24, 2020, Fresnillo and MAG, as shareholders of Minera Juanicipio, jointly announced a project update.

In the project update, it was announced that the underground mine will commence production ahead of schedule in mid-2020, realizing commercial and operational de-risking opportunities for Minera Juanicipio. Meanwhile, the schedule for the construction of the processing plant has been adjusted to enable the most efficient use of contractor labour, and commissioning is now anticipated by mid-2021. From mid-2020 until completion of the Juanicipio processing plant, mineralized material from development and initial production stopes will now be processed at the Fresnillo processing plant which is expected to have spare capacity.

With detailed engineering almost complete, major equipment purchases completed, and several significant construction contracts awarded or under review, the joint venture shareholders also updated the capex required for the project. The pre-operative capital cost on a 100% basis was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life of mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

Site operating costs

Total site operating costs have been estimated at $58.67/t milled. The unit costs are broken down as follows:

•	Mining: $34.95/t milled
•	Milling: $20.37/t milled
•	General and Administration: $3.34/t milled

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Key factors relating to the operating cost estimate include:

•	Some unit mine operating costs from the 2012 PEA were updated for inflation.
•	Revised costs were estimated for trucking, conveying and hoisting activities. Costs relating to labour, equipment and power were also updated to reflect the current production schedule.
•	Power costs were estimated based on updated infrastructure needs and a unit cost of $0.0834/kWh.
•	A waste rock backfill operating cost of $0.87/t mineralized material for imported waste rock fill from surface was estimated from first principles.
•	Mineralized drift development cost per metre was based on a single-face average advance rate of 100 m/month. The labour component (~30%) of unit costs was scaled-up from the 2012 PEA to reflect this (2012 PEA assumed 120 m/month single-face advance). Unit mineralized development costs were also projected 10% higher for 100 m/month compared to the 2012 PEA. Unit development rates reflect current contractor pricing.
•	Variable processing unit costs ($/t milled) remained the same as for the 2012 PEA to reflect inflation, but also taking account of the savings due to economies of scale. Fixed processing costs ($/year) for items such as salaries, mill maintenance and other fixed costs, were escalated by the 6 / 10 power rule to account for the higher mill throughput rate, and suitable cost inflation was also applied.
•	Fixed general and administration (G&A) costs ($/year) for items including site administration, human resources, finance and purchasing, general maintenance, safety and environment, were escalated by the 6 / 10 power rule to account for the higher production rate, and suitable cost inflation was also applied.
•	Operating costs were estimated for the underground conveyor at $0.59/t and for the winze and crusher at $1.22/t. These costs include labour, energy, and maintenance.

A summary of the projected annual operating costs over the life of mine is provided in Table 1.7.

Table 1.7 Summary of projected life of mine site operating costs

Year	Date	Operating cost $M
Year 1	2018	n/a – capitalized as pre-operative capital
Year 2	2019	n/a – capitalized as pre-operative capital
Year 3	2020	48
Year 4	2021	79
Year 5	2022	83
Year 6	2023	85
Year 7	2024	84
Year 8	2025	87
Year 9	2026	85
Year 10	2027	85
Year 11	2028	87
Year 12	2029	89
Year 13	2030	80
Year 14	2031	78
Year 15	2032	74
Year 16	2033	74
Year 17	2034	73
Year 18	2035	57
Year 19	2036	48
Year 20	2037	34
Year 21	2038	29
Total		1,357

Note: Totals do not necessarily equal the sum of the components due to rounding adjustments.

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Offsite costs (concentrate transport, treatment, and refining costs)

No detailed market studies have been undertaken at this stage of the project. Lead and zinc concentrates are commonly sold as part of the world’s mining and metals industries. It is envisaged that silver-rich lead concentrate and zinc concentrate may be sold to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. If sold to a local smelter, transport costs could be reduced.

For purposes of its analysis, AMC has assumed that both the lead and zinc concentrates will be treated in Asia, with lead and zinc treatment charges of $235/dry metric tonne of concentrate, silver refining charges equivalent to 4% of the silver price, gold refining charges of $5/oz and, subject to a transport cost of $115/wet metric tonne. Treatment and other terms for lead and zinc concentrates were suggested by Neil S. Seldon & Associates Ltd. (NSA, 2016). Both lead and zinc concentrates are projected to incur minor treatment penalties for impurities. The pyrite concentrate is expected to be of high value and it is assumed that it will be sold to a Mexican smelter, but other alternatives are expected to be available.

Total off-site costs have been estimated at $41.32/t milled.

Taxes

Income and other taxes presented in the PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities. The tax provisions include a conventional profit based tax using the 30% corporate tax rate currently in effect, a 7.5% special mining duty applied on earnings before amortization and taxes, and a 0.5% gross revenue royalty on all gold and silver revenues. Employee profit sharing (PTU) is not included in the financial estimates and the net present value (NPV) and internal rate of return (IRR) of the project may fluctuate depending on how the project is structured once it is in operation.

Projected sales

Project economics have been assessed using the following metal prices (Base Case Prices), which were selected after discussion with MAG Silver and referencing current market and recent historical prices, values used in other recent projects, and forecasts in the public domain:

Silver price = $17.90/oz

Gold price = $1,250/oz

Lead price = $0.95/lb

Zinc price = $1.00/lb

It is envisaged that a silver-rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. It is envisaged that the gold-rich pyrite concentrate will be sold to a customer able to recover gold and silver using a conventional cyanide leach process.

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Economic analysis

All currency is in U.S. dollars ($) unless otherwise stated. The cost estimate was prepared with a base date of Year 1 and does not include any escalation beyond this date. For net present value (NPV) estimation, all costs and revenues are discounted at 5% from the base date. An exchange rate of MXP18.46:US$1 and a corporate tax rate of 30% have been assumed.

AMC conducted a high level economic assessment of the conceptual underground operation of the Juanicipio deposit. The mine is projected to generate approximately $1,860M pre-tax NPV and $1,138M post-tax NPV at 5% discount rate, pre-tax IRR of 64.5% and post-tax IRR of 44.5%. Project capital is estimated at $840 M with a payback period of 3.4 years (undiscounted pre-tax cash flow from Year 1).

Table 1.8 provides a summary of the key inputs and results of the economic analysis. The results of the 2017 PEA compare favorably with the previous 2012 PEA, which projected a post-tax NPV at 5% discount rate of $1,233M and post-tax IRR of 43%. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized.

Table 1.8 Key inputs and results of economic analysis

Juanicipio deposit	Unit	Value (7)
Total mineralized rock	tonnes	23,123,706
Total waste production	tonnes	6,758,008
Production tonnage silver grade (1)	g/t	282
Production tonnage gold grade (1)	g/t	1.37
Production tonnage zinc grade (1)%		3.43
Production tonnage lead grade (1)%		1.84
Silver recovery (1)%		94.8
Gold recovery (1)%		81.6
Zinc recovery (1)%		89.8
Lead recovery (1)%		92.8
Silver price	$/oz	$17.90
Gold price	$/oz	$1,250
Zinc price	$/lb	$0.95
Lead price	$/lb	$1.00
Silver payable (2)%		87
Gold payable (2)%		73
Zinc payable (2)%		76
Lead payable (2)%		86
Payable silver metal	oz	182,789,511
Payable gold metal	oz	747,417
Payable zinc metal	lb	1,326,904,724
Payable lead metal	lb	811,923,951
Revenue split by commodity	Silver	51.90%
Revenue split by commodity	Gold	14.82%
Revenue split by commodity	Zinc	21.05%
Revenue split by commodity	Lead	12.23%
Gross revenue	$ (M)	$6,304
Capital costs	$ (M)	840
Operating costs (total) (3)	$ (M)	1,357

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Juanicipio deposit	Unit	Value (7)
Mine operating costs (4)	$/t	34.95
Processing costs	$/t	20.37
Operating costs (total) (3)	$/t	58.67
Operating cash cost (Ag)	$/oz Ag	(3.94)
Total all-in sustaining cost (Ag)	$/oz Ag	5.02
Payback period from plant start-up (5)	Years	1.8
Cumulative net cash flow (6)	$ (M)	3,152
Pre-tax NPV @5% discount rate	$ (M)	1,860
Pre-tax IRR	%	64.5
Post-tax NPV @5% discount rate	$ (M)	1,138
Post-tax IRR	%	44.5

1. LOM average.

2. Overall payable % includes recoveries, treatment, transport, refining costs and selling costs.

3. Includes mine operating costs, milling, and mine G&A.

4. Underground mining costs only.

5. Values are post-tax from projected plant start up.

6. Pre-tax and undiscounted.

7. The results are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized.

Sensitivity

AMC has carried out a sensitivity analysis of the conceptual project economics. The sensitivity analysis examined the impact on the post-tax NPV (at 5% discount rate) of a 30% positive or negative change in metal prices, operating costs, capital costs, corporate tax rate, foreign exchange rate (MXN Peso:$) and the discount rate. The results (Figure 1.3) show that the post-tax NPV is very positive and remains so for the range of sensitivities evaluated.

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Figure 1.3 Sensitivity analysis – post-tax NPV at 5% discount rate

Conclusions

•	Mineral Resource estimate AMC made the following observations and conclusions:Indicated tonnes have increased by 27%, while Inferred tonnes have increased by 138%. Both Indicated and Inferred grades have decreased for silver and increased for base metals. Average gold grades have increased in the Indicated category and decreased in Inferred category. The net result in the Indicated category has been an increase in contained silver of 6% and an increase in contained gold of 59%. The increases in contained lead and zinc are 43% and 34% respectively. The net result in the Inferred category has been an increase in contained silver of 48% and an increase in contained gold of 76%. Contained lead and zinc show increases of 226% and 295% respectively. Although not a significant part of the total Mineral Resource, copper is quoted for the first time as a result of high copper values being intercepted at depth in the new drilling.

•	Reasons for the differences in grade, tonnes and contained metal include Mineral Resource addition down-dip and conversion to higher categories arising from the new drilling. The most significant change from the previous estimate is the increase in extent of the Deep Zone mineralization as a result of the new drilling. This is in keeping with the increase in tonnes seen in the 2017 AMC estimate. Also, the overall decrease in average precious metal grades and increase in average base metal grades reflects the new drilling targeting the deeper base metal rich zones.

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Mining

•	The mine will be accessed by twin declines and a conveyor decline.

•	Mechanized longhole stoping with waste backfill has been selected as the mining method. This offers good productivity while maintaining selectivity.

•	Trade-off studies have identified that conveying the mineralized rock directly to the relocated process plant from underground is economically and operationally superior to other arrangements.

•	Evaluation of the planned production rate and scheduling of the deposit indicates that the deposit supports 1.4 Mtpa.

•	All waste will be tipped directly into stopes or trucked to surface. There will be a deficit in the amount of waste required for backfilling, projected to be in Year 11. It is assumed that waste will be mined from a small pit and dropped down a waste pass for distribution to the stopes.

•	A 780 m long winze will be developed to handle the mineralized material at depth. The winze will commence hoisting in Year 8.

•	A 1.5 km paved access road is required from the main highway to the process plant. A 6.5 km access road, mostly over hilly terrain, will be required to access the main portal site from the plant. A two-lane sealed road suitable for use by heavy vehicles is proposed.

•	Power would be supplied to a main substation at the site via a 115 kV overhead power line from an existing power line located to the north of the property. The line would have a length of approximately 2 km to the main processing plant sub-station.

•	It is anticipated that mine service water will initially be provided via a pipeline from a neighbouring mine that has excess water from groundwater inflow. This water will be supplemented by any water from dewatering the underground workings at Juanicipio (see final point below).

•	It is envisaged that all mill tailings will be discharged to a tailings storage facility (TSF) with a total volume of approximately 18 Mm3.

•	No detailed environmental or geotechnical studies have been carried out on suitable sites for the TSF for the project.

•	Extensive groundwater is anticipated at Juanicipio. Currently there has not been a detailed hydrogeological study for the mine; this may be considered a risk.

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Processing

•	A third metallurgical laboratory test program was undertaken during 2013, building on the two previous programs. Locked cycle flotation tests confirmed that the flotation circuit will be viable and good recoveries of silver (80.1%), lead (92.8%), and copper (38.4%) to the lead concentrate were achieved. Recoveries to zinc concentrate were 4.9% for gold, 6.8% for silver, 43.9% for copper, and 89.8% for zinc. Gold recoveries of 22.1% to pyrite concentrate were also achieved, along with 9.9% of the silver and 58.1% of the iron. Losses to final tails were reasonable, with metal grades observed in the final tails stream of 0.2 g/t gold, 24 g/t silver, 0.11% lead, 0.01% copper, and 0.11% zinc. Cyanidation of the pyrite concentrate demonstrated good gold and silver recoveries of 52% and 80% respectively.

•	The proposed flowsheet is designed to treat a nominal 4,000 tpd of feed and consists of a comminution circuit, with underground primary crushing, secondary crushing and milling on surface, followed by sequential flotation to produce a silver-rich lead concentrate; followed by production of a zinc concentrate and a gold-containing pyrite concentrate. The flowsheet is conventional for lead-zinc operations, with the pyrite flotation circuit providing a variation to the most commonly used circuits. Test work supports the selection and design of the flotation circuits.

•	The location of the processing plant has changed from previous studies to a large flat area suitable for construction and of sufficient size to accommodate the processing plant and tailings facility.

Economics

The preliminary economic assessment clearly indicates that the Juanicipio Project has the potential to be developed into an economically positive, high-grade underground silver mine. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Further drilling and investigation work aimed at upgrading Inferred Mineral Resources and increasing the geotechnical and hydrogeological understanding of the deposit is recommended to augment the next stage of project design and evaluation.

Risks

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributable to the estimation of Mineral Resources. Until Mineral Resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. Any material change in quantity of Mineral Resources , mineralization, or grade may affect the economic viability of the project.

Opportunities for further consideration currently excluded from project scope

Potential opportunities for the project include:

•	Significant exploration potential within a large land package and a number of high priority drill targets.

•	The Valdecañas vein system, including the new Anticipada Vein, is largely open at depth.

•	Deep zone is open to the east and west boundaries of the joint venture property.

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•	Juanicipio vein open to the west and to depth for further exploration.

•	The 2017 PEA only considers the identified Mineral Resources within the Valdecañas vein system, the Juanicipio vein is not considered at this time.

•	Further analysis to determine the metal grade of the diluting material from the Hangingwall and Footwall over blast.

•	A characterization study of the planned dilution and dilution grade.

•	Lease versus purchase analysis of equipment, considering equipment availability and tax benefits of leasing.

•	Assess the ability to increase the recoverability and payability of Ag and Au with a gravity circuit.

•	Potential recoverability of copper to be considered and assessed.

•	An opportunity exists to commence negotiations with potential smelters to possibly capitalize on lower lead and zinc treatment charges, and possibilities to reduce transport costs of concentrate.

Recommendations for further work

AMC recommends the following additional work:

•	In-fill drilling to convert Inferred Mineral Resources to Indicated Mineral Resources in the Valdecañas vein system.

•	Step-out drilling to expand the Deep Zone in the Valdecañas vein system and to delineate the western extent and depth of the Juanicipio vein.

•	Undertake surface exploration and drilling programs on targets outside of the existing Mineral Resource area, as only 5% to 10% of the overall property has been drill tested and numerous targets for drill-based exploration have been identified.

•	Continue with relevant mapping, sampling and geophysical surveys to assist in identification of new drill targets.

•	Undertake a hydrogeological study to reduce risks associated with ground water and better define the dewatering strategy.

•	Undertake a geotechnical data collection program to include an appropriate number of laboratory-conducted rock strength tests on all lithological units that are expected to be intersected by underground mining.

•	Geotechnically log the centreline of the planned winze and conduct a geophysical survey of the proposed shaft centreline using an optical and acoustic televiewer.

•	Create a more detailed cost estimate and life of mine production plan for the next phase of the project. Assess potential to optimize lateral and vertical development quantities. The depth of the winze may need to be re-evaluated if the Mineral Resource extends further at depth.

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•	Optimization of the lead flotation circuit should be investigated to improve the lead grade of the concentrate without compromising recoveries. It has been shown that up to 37% of the gold and 28% of the silver in feed could be recovered to a gravity concentrate, which could improve project economics and potentially eliminate the requirement for a pyrite flotation circuit. More test work will be required to demonstrate the viability of including a gravity circuit in the final process design. An overall cost benefit study of the pyrite flotation circuit should be undertaken.

•	The potential impact of metallurgical variability within the conceptual mining areas has not been demonstrated and more variability work may be required to ensure that projected grades and recoveries can be reasonably assumed to be consistently achievable over the life of the operation.

•	Detailed mass and water balances should be generated to confirm metal deportment throughout the processing circuit, process water requirements and, as necessary, water discharge requirements. Similarly, energy requirements for processing operations should be further evaluated.

•	Discussions with potential customers are recommended to better define likely concentrate payment terms. The discussions should be directed towards establishing provisional concentrate off-take agreements.

•	Undertake further work to identify and establish firm contracts for water supply either with a neighbouring mine or from an alternative source. Further understanding of the likely quantity of ground water will be gained from a hydrogeological study; this together with catchment dams could be an alternative solution.

It is recommended that further work be carried out as part of a structured program that includes completion of a more detailed project feasibility study. The estimated cost of this program is $15.2M.

Other Properties

The Company also holds interests in various other early stage exploration properties. The Company continues to evaluate other exploration opportunities both on currently owned properties and on new prospects.

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The Company will reevaluate this policy once the Juanicipio Project has achieved commercial production.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 86,579,995 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 27, 2020. All of the issued shares are fully paid and non-assessable.

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Common Shares

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Company’s shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of our assets among the Company’s shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On May 13, 2016, the Board of Directors of the Company approved a shareholder rights plan (the “Rights Plan”) in the form set forth in the shareholder’s rights plan agreement between the Company and Computershare Investor Services Inc. dated as of May 13, 2016. On June 15, 2016, the Rights Plan was approved by the shareholders at the annual and special meeting of Shareholders and by the Toronto Stock Exchange. On June 13, 2019, shareholders of the Company reconfirmed and approved the Rights Plan which will remain in full force and effect until the third annual meeting of shareholders of the Company following the meeting held on June 13, 2019. A copy of the Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange

Month	High (C$)	Low (C$)	Volume
January 2019	11.82	9.66	3,626,474
February 2019	13.42	11.30	2,799,559
March 2019	15.44	12.17	4,492,758
April 2019	14.37	11.94	4,023,599
May 2019	13.38	12.07	2,917,766
June 2019	15.74	13.36	4,524,765
July 2019	16.27	13.12	5,802,287
August 2019	18.60	14.23	6,292,838
September 2019	18.14	13.80	6,166,505
October 2019	14.63	11.94	7,638,032
November 2019	14.29	12.27	4,671,139
December 2019	15.71	13.60	4,578,812

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New York Stock Exchange

Month	High (US$)	Low (US$)	Volume
January 2019	9.01	7.24	5,914,153
February 2019	10.17	8.54	5,248,597
March 2019	11.58	9.11	7,782,133
April 2019	10.75	8.89	5,001,617
May 2019	9.92	9.00	3,714,263
June 2019	11.95	9.88	7,602,321
July 2019	12.36	10.06	9,279,880
August 2019	14.00	10.75	10,315,390
September 2019	13.60	10.41	10,201,565
October 2019	10.98	9.11	10,332,693
November 2019	10.72	9.31	7,213,530
December 2019	12.50	10.28	8,946,137

Prior Sales

The Company issued the following Common Shares and securities convertible into such Common Shares during the 12 months of the most recently completed financial year.

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share (C$ unless noted otherwise)	Reason for Issuance
Apr 12 2019	33,878	$5.86	cashless option exercise(1)
Apr 12 2019	75,000	$5.35	option exercise
Apr 15 2019	190,733	$5.35	cashless option exercise(1)
Apr 16 2019	131,981	$5.86	cashless option exercise(1)
Apr 22 2019	70,000	$5.86	option exercise
Apr 25 2019	10,000	$5.86	option exercise
Apr 25 2019	17,500	$10.04	option exercise
May 13 2019	5,000	$10.04	option exercise
May 31 2019	70,500	$10.04	option exercise
Jun 3 2019	85,500	$10.04	option exercise
Jun 3 2019	24,900	$10.04	RSU exercise(1)
Jun 3 2019	16,163	$9.28	PSU exercise(1)
Jun 4 2019	9,960	$10.04	PSU exercise(1)

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Date of Issuance	Number of Common Shares Issued	Price per Common Share (C$ unless noted otherwise)	Reason for Issuance
Jun 4 2019	8,082	$9.28	PSU exercise(1)
Jun 5 2019	19,705	$10.04	cashless option exercise(1)
Jun 5 2019	7,484	$10.02	RSU exercise(1)
Jun 5 2019	8,210	$10.02	cashless option exercise(1)
Jun 20 2019	60,166	$12.47	DSU exercise(1)
Jul 19 2019	264	$13.91	cashless option exercise(1)
Aug 12 2019	14,671	$10.02	cashless option exercise(1)
Aug 27 2019	67,500	$10.02	option exercise
Aug 30 2019	10,370	$9.16	cashless option exercise(1)
Sep 5 2019	19,122	$9.28	cashless option exercise(1)
Sep 24 2019	20,000	$9.28	option exercise
Oct 29 2019	998	$10.02	RSU exercise(1)
Oct 31 2019	7,632	$12.62	PSU exercise(1)
Nov 14 2019	10,000	$10.02	option exercise
Nov 29 2019	11,052	$13.91	option exercise

(1) The Company does not receive any funds for these transactions.

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price (C$)	Reason for Issuance
April 12, 2019	367,967	$13.46	2018 option grant
November 11, 2019	25,000	$12.75	New employee grant

Restricted and performance Share Units under the Share Unit Plan (“RSUs” and “PSUs”)

Date of Grant	Number Granted	Share Unit Value (C$)	Reason for Issuance
April 12, 2019	10,000	$13.46	New employee
April 12, 2019	91,406(1)	$9.62	2019 PSU grant

The number PSUs to vest is subject to market price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (nil PSUs) to 200% (188,812).

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Deferred Share Units

Date of Grant	Number of DSUs Granted	DSU Value (C$)	Reason for Issuance
April 12, 2019	78,008	$13.46	2018 DSU grant (granted in 2019)
April 12, 2019	14,107	$13.46	Director fees paid in DSUs
June 30, 2019	63,378	$14.20	2019 DSU grant
June 30, 2019	3,119	$13.82	Director fees paid in DSUs
September 30, 2019	2,729	$14.65	Director fees paid in DSUs

DIRECTORS AND OFFICERS

The following were Directors and Officers of the Company as at December 31, 2019 (with the exception of Ms. Selma Lussenburg, who was appointed to the board on February 1, 2020).

Name, Occupation and Security Holding as at March 27, 2020

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)(7)	No. of Options/$C price DSU, RSU, PSU(10)
GEORGE N. PASPALAS (8)(9) President, CEO, Director (since Oct 15/13) British Columbia, Canada	President and CEO of the Company since Oct 15, 2013. Mr. Paspalas was President and Chief Executive Officer of Aurizon Mines from Aug 2011 to Jun 2013. Mr. Paspalas is also a lead director of Pretivm Resources Inc. since 2013.	207,046	Options 125,000/$9.28 64,102/$17.55 78,947/$13.91 88,028/$13.46 87,209/$14.98 RSU & PSU 96,016 DSU 39,886
DANIEL T. MACINNIS(3)(9) Director (since Feb 1/05) British Columbia, Canada	Founder and President of MacXplore Consulting Services Ltd. President and CEO of the Company from Feb 2005 to Oct 2013. Mr. MacInnis was also a director of MAX Resources Corp. from 2008 to 2015 and is currently a director of Balmoral Resources Inc. since 2014 and a director and board chair of Group Eleven Resources Corp.	292,488	DSU 70,729
JONATHAN A. RUBENSTEIN(4) Director (Since Feb 26/07) Chairman (Since Oct 12/07) British Columbia, Canada	Professional Director. Currently also a director of Roxgold (since 2012). Formerly a director of: Eldorado Gold (2009 to 2018); Detour Gold (2009 to 2018); Dalradian Resources Inc. (2013 to 2018) and Troon Ventures (2009 to 2014). Formerly a lawyer in private practice, with focus on corporate and securities law.	109,617	DSU 103,792
DEREK C. WHITE(3)(9) Director (since Oct 16/07) British Columbia, Canada	President and CEO of Ascot Resources Ltd. from Oct 2017 to present. Mr. White was formerly Principal, Traxys Capital Partners LLP from Oct. 2015 to Oct 2017, a private equity group focused on mining and minerals sectors and prior to that, President & CEO of KGHM International Ltd. from 2012 to 2015. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Professional Accountant (formerly Chartered Accountant). Mr. White was also a director of Magellan Minerals Ltd. from 2006 to May 2016. Mr. White currently serves as a director of Orca Gold Inc.	12,059	DSU 77,171

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Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)(7)	No. of Options/$C price DSU, RSU, PSU(10)
PETER D. BARNES(2)(4) Director (since Oct 5/12) British Columbia, Canada	Professional Director and a Fellow of the Chartered Professional Accountants of British Columbia. Co-founder of Wheaton Precious Metals (formerly, Silver Wheaton Corp) in 2004 and CEO from 2006 to 2011. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Richmont Mines Inc. from 2016 to 2017. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	106,954	DSU 70,729
RICHARD P. CLARK(2)(3)(8) Director (since Oct 5/12) London, England	President and CEO of Orca Gold Inc. from Aug 2016 to present. Mr. Clark is a lawyer with a geological background. Mr. Clark has been a senior executive with the Lundin Group of companies for the past 20 years, serving as Director, CEO and President for numerous Group companies including Red Back Mining. Mr. Clark is currently a Director of Lucara Diamond Corp. and Orca Gold Inc. His role as a director of Lucara Diamond Corp. will end in May of 2020.	78,513	DSU 99,082
JILL LEVERSAGE(2)(4)(8) Director (since Dec 22/14) British Columbia, Canada	Ms. Leversage is a Fellow of the Institute of Chartered Accountants of BC and is an ICSA Accredited Director. She is a retired Chartered Business Valuator. Ms. Leversage was the Managing Director at Highland West Capital Ltd. from 2013 to 2015, and a financial consultant from 2012 to 2013. Ms. Leversage served as Managing Director, Corporate & Investment Banking for TD Securities Inc. from 2002 to 2012. Ms. Leversage currently serves as a Director of Aurinia Pharmaceuticals Inc, RE Royalties Ltd., Chair of the Audit Committee for the Capital Markets Authority Implementation Organization, Director for the Insurance Corporation of BC and a Director of the Vancouver Airport Authority. She is a former director of Delta Gold Corporation from 2012 to 2015, and Catalyst Paper Corporation 2013 to 2017.	14,070	DSU 95,194

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Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)(7)	No. of Options/$C price DSU, RSU, PSU(10)
SELMA LUSSENBURG(4)(9) Appointed Director effective February 1, 2020 Ontario, Canada

Ms. Lussenburg holds a Masters of International Law (LLM) from the Australian National University. From January 2013 through March 2018, Ms. Lussenburg served as VP Governance, Corporate Safety & Security, General Counsel and Corporate Secretary of the Greater Toronto Airports Authority (Toronto Pearson International Airport). Currently, Ms. Lussenburg serves as Director for Ontario Power Generation and the Muskoka Airport, Chairs the Ontario Government’s Internal Audit Justice Sectoral Advisory Committee and is a Canadian private sector member on the NAFTA 2022 Advisory Committee on the resolution of private commercial disputes.

		nil	DSU 10,013
PETER K. MEGAW(8) Chief Exploration Officer Arizona, USA	President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003. From 2003 to 2014, he served as a director of the Company. Dr. Megaw is currently a director of Minaurum Gold Corp and Jade Leader Corp.	421,723	Options 37,500/$10.02 75,000/$9.28 55,555/$17.55 68,421/$13.91 76,291/$13.46 75,581/$14.98 RSU & PSU 80,758
LARRY TADDEI(8) Chief Financial Officer British Columbia, Canada	CFO of the Company since June 22, 2010. Mr. Taddei has been a Chartered Professional Accountant (“CPA, CA”, formerly Chartered Accountant) since 1990.	100,875	Options 35,042/$17.55 43,157/$13.91 48,122/$13.46 51,162/$14.98 RSU & PSU 52,735
MICHAEL J. CURLOOK Vice President, Investor Relations and Communications British Columbia, Canada	Vice President, Investor Relations and Communications of the Company since March 4, 2013.	97,755	Options 15,000/$10.02 30,000/$9.28 13,675/$17.55 16,842/$13.91 18,779/$13.46 18,604/$14.98 RSU & PSU 20,582

Notes:
(1)	Each director’s term of office expires at the next annual general meeting of shareholders of the Company.
(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Corporate Governance and Nomination Committee.
(5)	Includes beneficial, direct and indirect shareholdings.
(6)	Does not include stock options and other rights to purchase or acquire shares.
(7)	Includes direct and indirect ownership.
(8)	Member of the Disclosure Committee.
(9)	Member of the Health, Safety, Enviornmental, Community Committee.
(10)	Includes grants made under the Company’s Share Unit Plan (“RSU and PSU”) and Directors’ Deferred Share Unit Plan (“DSU”).

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There are 86,579,995 Common Shares issued and outstanding as at March 27, 2020. As of March 27, 2020, directors and officers of the Company as a group own or control 1,441,100 Common Shares of the Company representing approximately 1.66% of its issued and outstanding Common Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Richard Clark is currently the Chairman and Director of Orca Gold Inc. From January 2014 to May 2015, Mr. Clark was President, Chief Executive Officer and Director of RB Energy Inc.(“RBI”). On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). The Court issued the Order in respect of RBI and its Canadian subsidiaries. The Order granted an initial stay of creditor proceedings to November 13, 2014 which was extended to April 30, 2015. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading. In May 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. In May 2015, the British Columbia Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the Autorité des Marchés Financiers issued cease trade orders against RBI for failure to file financial statements, MD&A and applicable certifications for the period ended December 31, 2014. On August 12, 2015, the Alberta Securities Commission issued a cease trade order with respect to same and including failure to file interim financial statements, MD&A and applicable certifications for the period ended March 31, 2015. Mr. Clark resigned as a Director and ceased employment as President and CEO of RBI on May 8, 2015.

Other than as described above, none of the other directors or officers is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading “Interest of Management and Others in Material Transactions” below, the directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is currently comprised of Jill Leversage (Chair), Peter Barnes and Rick Clark. All three members of the Audit Committee are (i) independent within the meaning of such term in National Instrument 52-110 - Audit Committees (“NI 52-110”) and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Jill Leversage, FCA, CBV (Chair) – Ms. Leversage has over 30 years’ experience in financial services in Vancouver. Ms. Leversage is a Fellow of the Institute of Chartered Accountants of BC and is an ICSA Accredited Director.  She is a retired Chartered Business Valuator. Ms. Leversage was the Managing Director at Highland West Capital Ltd. from 2013 to 2015, and a financial consultant from 2012 to 2013. Ms. Leversage served as Managing Director, Corporate & Investment Banking for TD Securities Inc. from 2002 to 2012. Ms. Leversage also currently serves a Director & Chair of the Compensation Committee for RE Royalties,  Director and Chair of the Audit Committee for the Capital Markets Authority Implementation Organization, Director for the Insurance Corporation of BC and a Director & Chair of the HR and Governance Committee of Partnerships BC.

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Peter Barnes, FCPA, FCA, D.Sc (Econ)., ICD.D - Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. (now Wheaton Precious Metals Corp.) in 2004 and CEO from 2006 to 2011. Mr. Barnes was Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011. In 2010, Mr. Barnes was honoured with the Ernst & Young Entrepreneur Of The Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.

Richard (Rick) Clark – Mr. Clark has been a senior executive with the Lundin Group of companies for the past 17 years. Mr. Clark has been the CEO of Orca Gold Inc. since 2016. He also was the President and CEO of Red Back Mining Inc., an intermediate gold producer with a 2010 production of 500,000 ounces per annum. Mr. Clark successfully guided Red Back through all facets of growth including discovery, feasibility, financing and production coupled with successful corporate acquisitions culminating in the $9.2 billion acquisition of Red Back by Kinross Gold Corporation in late 2010. He currently serves as director of Lucara Diamond Corp. and a director of Orca Gold Inc.

The Board of Directors has determined that each of the Audit Committee members is an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an “independent director” as that term is defined by the rules contained in the NYSE American Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.

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External Auditor Service Fees

The aggregate fees by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2019 Canadian $	Year ended December 31, 2018 Canadian $
Audit Fees	$270,000	$298,000
Audit-Related Fees	3,636	23,043
Tax Fees	82,501	152,517
All Other Fees	0	0
Total	$356,137	$473,560

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for professional services in relation to the short form prospectus.

Audit-Related Fees

Audit-related fees are those incurred for professional fees related to the Mexican statutory audits of the Company’s wholly-owned subsidiaries.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation, continued tax planning and advisory services on potential restructuring and spin-out projects, and services related to the Company’s transfer pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

Compensation Committee

The Compensation Committee is currently comprised of all independent directors: Derek White (Chair), Richard Clark and Daniel MacInnis. The primary objective of this committee is to discharge the Board of Director’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

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Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is currently comprised of all independent directors: Peter Barnes (Chair), Selma Lussenburg, Jonathan Rubenstein and Jill Leversage. The primary objective of this committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Disclosure Committee

The Disclosure Committee is comprised of George Paspalas (Chair), Jill Leversage, Richard Clark, Larry Taddei, and Peter Megaw. The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Timely Disclosure, Confidentiality and Insider Trading Policy, which may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Health, Safety, Environmental, Community Committee

The Health, Safety, Environmental, Communittee Committee (formerly the Sustainability Committee) is comprised of Daniel MacInnis (Chair), Selma Lussenburg, Derek White and George Paspalas. The primary primary objective of this committee is to assist the Board of Directors in fulfilling its oversight responsibilities by a) sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; b) the Corporation’s compliance and applicable legal and regulatory requirements associated with health, safety, environmental and community conduct; and c) the Corporation’s external reporting in relation to health, safety, environmental and community conduct. A copy of the Health, Safety, Enviornmental, Community Committee Charter may be found on the Company website at www.magsilver.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject, other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo Property boundaries, and the associated surface access negotiations with the local Ejido (see “General Development of the Business” above).

As of December 31, 2019, the Company is not subject to:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2019; or

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(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2019.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, U.S.A., is the Chief Exploration Officer of the Company. He is remunerated through IMDEX as outlined below, with the exception of equity incentives (stock options and restricted and performance share units), which are granted directly to Dr. Megaw.

Dr. Megaw is also a principal of IMDEX and Cascabel. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. A full impairment has been recognized on the Cinco de Mayo Property by the Company effective December 31, 2016. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

YEAR ENDED DECEMBER 31, 2019	Cascabel & IMDEX	IMDEX related to Dr. Megaw	US$ Total
General consulting, marketing, investor relations	-	420,300	420,300
Exploration management, field costs and travel reimbursement	357,608	71,510	429,118
Total	357,608	491,810	849,418
YEAR ENDED DECEMBER 31, 2018	Cascabel & IMDEX	IMDEX related to Dr. Megaw	US$ Total
General consulting, marketing, investor relations	7,250	424,100	431,350
Exploration management, field costs and travel reimbursement	448,542	75,254	523,796
Total	455,792	499,354	955,146

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Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a ‘Right of First Refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across. As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others. MAG, and solely at MAG’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finder’s Fee may be payable by MAG on any new property of merit.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

•	the Shareholders Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio. See “Description of the Business – General – Economic Dependence”, above.

INTERESTS OF EXPERTS

The Company’s technical reports, including the following listed reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

The Mineral Resource estimate and Preliminary Economic Assessment for the Juanicipio Project (as defined herein) in Zacatecas State, Mexico, which report was amended and restated on January 19, 2018 and re-titled “Juanicipio NI 43-101 Technical Report (Amended and Restated) and filed on SEDAR on January 19, 2018, which is incorporated by reference herein, was prepared by and under the supervision of AMC and authored by Adrienne Ross, Ph.D., P.Geo., P.Geol., Gary Methven, P.Eng., Harald Muller, FAusIMM and Carl Kottmeier, P.Eng. This report replaced and supercedes the previously filed reports with respect to the Juanicipio Project.

To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte LLP, have prepared the report of the independent registered public accounting firm attached to the Company’s audited consolidated financial statements for the most recent financial year end. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

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ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company’s Information Circular for the annual general and special meeting held on June 13, 2019, which is incorporated herein by reference.

Additional financial information is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2019.

Copies of the above and additional information relating to the Company may be obtained on the Company’s website at www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

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Schedule “A”

MAG SILVER CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment. Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

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3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•	Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•	Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

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•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•	Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	The Committee Chair will pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. The decisions of the Committee Chair relating to the pre-approval of non-audit services must be presented to the full Committee at its next scheduled Committee meeting.

•	Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•	insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•	Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

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•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•	review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

•	The Committee Chair will participate in shareholder engagement in regards to matters arising in respect to the Committee’s responsibilities.

•	Review and approve financial summaries and disclosure made in accordance with the Extractive Sector Transparency Measures Act.

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4.	Chair

The Board shall designate one Committee member to act as the chair of the Committee (the “Chair”). In the Chair’s absence, the Committee may select another member to act as Chair by majority vote in order to transact business at a meeting of the Committee. The Chair will not have a casting vote.The Chair shall lead all Committee meetings, ensure the fulfillment of the Committee’s mandate and report on Committee activities to the Board.

5.	Meetings

The Committee will meet as often as is required to fulfill its responsibilities or at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate. In-camera sessions will be held during, or after, every committee meeting (including special meetings) for which any guests including non-independent directors, shall be asked to leave. The CEO shall not attend in-camera sessions of the Committee unless his/her presence is deemed appropriate for a portion of the in-camera session, after which the CEO will be requested to leave.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter or as otherwise permissible under U.S. and Canadian securities laws. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

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9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Committee shall be provided with appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

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Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

"Au" is the elemental symbol for gold.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3. Calcite is the most common carbonate mineral. Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Common Shares” is the Common Shares without par value in the capital of the Company.

“Company” or “MAG” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable Mineral Reserves they contain.

“fault” is a fracture in rock where there has been displacement of the two sides.

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“flow” is volcanic rock comprised of flow lava.

“fracture” refers to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (34.2857 g/t = 1.0 troy ounce/ton).

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio Project” is the Juanicipio project described commencing on page 43 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

“Mineral Reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the Mineral Reserve determination. The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “Mineral Resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

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“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz” is the metric ounce.

“oz/t or opt” refers to troy ounces per ton.

“Pozo Seco”, is Minera Pozo Seco, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“SEC” is the Securities and Exchange Commission of the United States of America.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“Sierra Vieja”, is Minera Sierra Vieja, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.

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